Confidential draft no. 4 as confidentially submitted to the U.S. Securities and Exchange Commission on August 29, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[    ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Keystone Global Financial Group

(Exact name of registrant as specified in its charter)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1902-3A, 19/F
FWD Financial Centre, 308-320 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 3577 8660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o [Agent of Service]
[Address]
+1 [phone number]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central Hong Kong Telephone: +852-3923-1111	Megan J. Penick, Esq. Jia Song, Esq. Dorsey & Whitney LLP 51 West 52nd Street New York, New York 10019 Telephone: +1 (212) 415-9200

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2025

KEYSTONE GLOBAL FINANCIAL GROUP

[*] Ordinary Shares

This is an initial public offering (the “Offering”) of [*] ordinary shares, par value US$[0.0001] per share (the “Ordinary Shares”), of Keystone Global Financial Group (“Keystone Global”, the “Company,” “we,” “our,” “us”), representing [*]% of the total issued and outstanding Ordinary Shares following completion of the Offering. We expect the initial public offering price will be between US$ [*] and US$ [*] per Ordinary Share (the “Offering Price”). We plan to reserve the symbol “[*]” for purpose of listing our Ordinary Shares on the Nasdaq Capital Market. Prior to this Offering, there has been no public market for our Ordinary Shares. We have made an application to Nasdaq for the listing of the Ordinary Shares on the Nasdaq Capital Market and this Offering is contingent on such listing application being approved by Nasdaq. However, there is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this Offering will not be completed.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page [15] to read about factors you should consider before buying our Ordinary Shares.

We are both an “Emerging Growth Company” and a “foreign private issuer” under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Being an Emerging Growth Company” on page [11] and “Implication of Being a Foreign Private Issuer” beginning on page [12] of this prospectus for more information.

Following this Offering, Mr. Tak Chiu, CHAN (our Director, Chief Executive Officer, and the Chairman of the Board), and his mother, Ms. Shui Yuet, LAM, will together continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, we expect to be a “controlled company” within the meaning of rule 5615(c) of Nasdaq Stock Market LLC (“Nasdaq Listing Rules”). For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption after we complete this Offering. See “Risk Factors — Risks Related to Our Corporate Structure — Our corporate actions will be substantially controlled by Mr. Tak Chiu, CHAN (our Director, Chief Executive Officer, and the Chairman of the Board) and his mother Ms. Shui Yuet, LAM, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders in the future.” on page [35] and “Prospectus Summary — Implications of Being a Controlled Company.” on page [12] of this prospectus.

Investors are cautioned that they are buying shares of a Cayman Islands holding company with operations conducted in Hong Kong by its subsidiary. Keystone Global is not a Chinese or Hong Kong operating company but is a holding company incorporated in the Cayman Islands. As a holding company with no material operation, Keystone Global conducts its operations in Hong Kong through its wholly-owned subsidiary, Keystone Capital Limited (“Keystone Capital” or “Operating Subsidiary”), a company incorporated in Hong Kong. This is an offering of the Ordinary Shares of Keystone Global, the holding company in the Cayman Islands, instead of shares of the Operating Subsidiary in Hong Kong. Investors in this Offering will not directly hold equity interests in the Operating Subsidiary. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in Keystone Global’s operations and/or a material change in the value of the securities Keystone Global is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless.

All of our operations are conducted by our Operating Subsidiary in Hong Kong, which is a special administrative region of the PRC. We do not have any operation or maintain office or personnel in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. We are subject to certain legal and operational risks associated with our Operating Subsidiary being based in Hong Kong, having all of its operations to date in Hong Kong and having existing or potential clients who are Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals. Additionally, the legal and operational risks associated with operating in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with interpretation and the application of the complex and evolving PRC laws and regulations and whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns would be applicable to Keystone Global or Keystone Capital, given the substantial operations of our subsidiary in Hong Kong and the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or our Hong Kong subsidiary were to become subject to the PRC laws and regulations, these risks could result in material costs to ensure compliance, fines, material changes in our operations and/or the value of the securities we are registering for sale, and/or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which We Operate — All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impact our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain” on page [15]; and “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which We operate — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page [20].

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Regulatory Development in the PRC” beginning on page [9]. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a Mainland China domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

The management understands that as of the date of this prospectus, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiary do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we believe that we and our Operating Subsidiary will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of the date of this prospectus, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, neither of our Operating Subsidiary has been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, we are currently not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of Mainland China, and the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, and the Trial Administrative Measures will not have an impact on our business, operations or this offering, nor do we or our Operating Subsidiary are covered by permission requirements from any PRC authorities, including CAC and CSRC, that is required for our operations or list on the U.S. exchanges and offer securities. The Management understands that neither we nor our Operating Subsidiary are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

However, since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Ordinary Shares on the United States or other foreign exchanges. If the Trial Administrative Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in the Jurisdictions in which we Operate — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” on page [20].

Our Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the Securities and Exchange Commission (“SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in Mainland China and Hong Kong (the “2021 Determination Report”).

Our auditor, SRCO Professional Corporation Chartered Professional Accountants, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is headquartered in Richmond Hill, Canada and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor, with the last inspection having occurred in 2023. Our auditor is not affected by and not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in Mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in Mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA and/or AHFCAA. These recent developments could also add uncertainties to this Offering and we cannot assure you that the Nasdaq Capital Market or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page [37].

We are a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Keystone Global to our subsidiary or from our subsidiary to Keystone Global, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Keystone Global is a Cayman Islands company and its subsidiary, Keystone Capital, is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of Keystone Global to transfer cash to or from Keystone Capital, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Keystone Global and its subsidiary, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiary, to Keystone Global and U.S. investors and amounts owed. Since the only transfer of cash between Keystone Global and Keystone Capital were in the form of dividends and there are no limitations on the abilities of Keystone Global to transfer cash to or from its subsidiary or to investors under Hong Kong law, Keystone Global has not established cash management policies that dictate how funds are transferred.

On June 24, 2024, Keystone Capital declared a cash dividend of HK$0.5 million (approximately US$64,078) to its then shareholders. Save as disclosed above, for the years ended December 31, 2024 and 2023, neither Keystone Global nor the Operating Subsidiary have declared or made any dividend or contribution to their respective shareholders.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

		Per Share		Total(4)
Offering price(1)	US$		US$
Underwriting discounts(2)	US$		US$
Proceeds to the company before expenses(3)	US$		US$

(1)	Offering price per share is assumed as US$[*] which is the midpoint of the range set forth on the cover page of this prospectus.
(2)	We have agreed to pay the underwriters a discount equal to 7.5% of the gross proceeds of the Offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page [109].
(3)	Excludes fees and expenses payable to the underwriters.
(4)	Assumes that the underwriters do not exercise any portion of their over-allotment option.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares offered by the Company if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to [●] additional Ordinary Shares from us at the offering price, less underwriting discounts, within 45 days after the closing of this Offering to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the offering price per share is US$[*], the total underwriting discounts payable will be US$[*] and the total proceeds to us, before expenses, will be US$[*].

We expect our total cash expenses for this Offering to be approximately US$[*], including expenses payable to the underwriters for their reasonable out-of-pocket expenses and non-accountable expense allowance, exclusive of the above discounts.

If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting” on or about [*], 2025.

The date of this prospectus is [*], 2025

i

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the U.S. Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed Offering, and only the prospectus dated hereof, is authorized by us to be used in connection with our proposed Offering. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the Offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Keystone Global is an exempted company incorporated under the laws of the Cayman Islands with limited liability. The majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Through and including ________, 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, references to:

●	“Amended and Restated Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association of the Company adopted on [*] and filed with the Registrar of Companies of the Cayman Islands on [*];

●	“Companies Act” are to the Cayman Islands Companies Act (Revised), as amended, supplemented or otherwise modified from time to time;

●	“BVI” are to the British Virgin Islands;

●	“CAGR” are to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau;

●	“Code of Conduct” are to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

●	“Exchange Act” are to the Securities Exchange Act of 1934;

●	“FRR” are to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“HKD,” “HK Dollar,” or “HK$” are to the legal currency of Hong Kong;

●	“HKSFC” are to the Securities and Futures Commission of Hong Kong;

●	“Industry Report” or “CRI Report” are to the market research report commissioned by us and prepared by CRI on the overview of the industry in which we operate;

●	“Keystone Global,” “Company,” and “Registrant” are to Keystone Global Financial Group, a Cayman Islands company, unless otherwise indicated or the context otherwise requires;

●	“Licensed Representative(s)” are to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activities;

●	“Mainland China” are to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and Macau for the purposes of this prospectus only;

●	“Macau” are to the Macau Special Administrative Regions of the People’s Republic of China;

●	“CRI” are to China Research and Intelligence Co., Ltd., an industry research consultancy firm, an independent third-party;

●	“Operating Subsidiary” and “Keystone Capital” are to Keystone Capital Limited, a company with limited liability incorporated under the laws of Hong Kong, and a direct wholly-owned subsidiary of Keystone Global;

●	“Responsible Officer(s)” or “RO” are to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity of the licensed corporation to which he/she is accredited;

●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“US$,” “$,”“dollars” or “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“We,” “Group,” “us,” or “our” are to Keystone Global and its subsidiary, as the context may require.

Keystone Global is a holding company that does not have any material operations of its own, with its operations conducted in Hong Kong through its Operating Subsidiary, Keystone Capital, using Hong Kong dollars. The reporting currency of Keystone Capital is Hong Kong dollars. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The assets and liabilities are translated into U.S. dollars from Hong Kong dollars at the year-end exchange rate. Its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The year-end and year-average exchange rates are as follows:

	December 31,
	2024		2023
	Year-end	Year-average	Year-end	Year-average
U.S. dollars: Hong Kong dollars	7.8000	7.8000	7.8000	7.8000

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by China Research and Intelligence Co., Ltd., or “CRI,” a third-party industry research consultancy firm, to provide information regarding our industry and market position. Industry data, projections, and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. While we generally believe the information contained in such report to be accurate and reliable, we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.

Overview

Headquartered in Hong Kong, we are a boutique financial firm which focuses on providing quality asset management services to clients. We conduct our business through our direct wholly-owned Operating Subsidiary, Keystone Capital, a licensed corporation under the SFO to engage in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong.

Keystone Capital provides discretionary accounts services to manage clients’ funds. Keystone Capital specializes in designing investment portfolios to meet the needs of investors with different risk tolerance and investment preferences and to preserve and enhance the value of their assets. Keystone Capital provides asset management services for its clients by applying different investment strategies to optimize their asset allocation. Through its discretionary account services, Keystone Capital helps clients to invest in equities, fixed income products, private equity funds and other asset classes. Keystone Capital provides client referral services to financial institutions pursuant to referral agreements. Under such arrangements, Keystone Capital introduces its clients to financial institutions and, in return, receives a fixed percentage point on the amount of transactions executed between the referees and the financial institutions to whom the referees are referred. Keystone Capital’s role under the referral agreements is limited to client introduction; it does not manage or administer the client assets maintained with the financial institutions, nor does it participate in or influence the clients’ investment decisions.

Competitive Strengths

We believe our main competitive strengths are as follows:

•	High client satisfaction and client retention

•	Carefully selected financial institutions partners for introduction to our clients

•	Effective risk management and internal control system

•	First-mover advantage in the external asset management (EAM) sector with strategic foresight

•	Experienced management team

Growth Strategies

We are committed to further develop into a well-rounded asset management service provider in Hong Kong. The following initiatives outline our primary growth strategies:

•	Continue to expand our discretionary accounts services business

•	Expanding our client network

•	Strengthening our research capabilities

•	Build up our presence as investment manager of fund

•	Expanding our financial institutions partners

•	Enhancing our IT infrastructure and developing our own mobile application

•	To promote and enhance our brand

Corporate History and Structure

Keystone Global Financial Group is a holding company with no operations of its own. We conduct our operations in Hong Kong primarily through Keystone Capital, our Operating Subsidiary in Hong Kong. Keystone Capital was incorporated under the laws of Hong Kong on December 3, 2015 and commenced business in June 2016. The Ordinary Shares offered in this prospectus are those of Keystone Global Financial Group instead of shares of our Operating Subsidiary.

As of the date of incorporation of Keystone Global Financial Group, it was owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively.

On August 11, 2025, Keystone Global Financial Group acquired the entire issued share capital of the Operating Subsidiary from Keystone Holdings Worldwide Limited, a company incorporated in the BVI, which is owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively, at a consideration of US$1.00. Immediately before and after the aforesaid acquisition, the shareholdings in Keystone Global Financial Group and Keystone Holdings Worldwide Limited are identical.

Immediately subsequent to the acquisition, the Operating Subsidiary becomes a direct wholly-owned subsidiary of Keystone Global Financial Group.

The following diagram illustrates our corporate structure, including our significant subsidiary and consolidated affiliated entities, as of the date of this prospectus and after the initial public offering:

(1)	As of the date of the prospectus, there are [four [4]] shareholders of record that have shareholding less than 5%.
(2)	Keystone Global is a holding company with no operation of its own. The Ordinary Shares offered in this prospectus are those of Keystone Global.
(3)	Keystone Global conducts all its operation through Keystone Capital, its Hong Kong Operating subsidiary.

Keystone Capital was incorporated under the laws of Hong Kong on December 3, 2015. Keystone Capital is a limited liability corporation licensed with the HKSFC to undertake Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities. Keystone Capital is the main operating entity and is wholly owned by Keystone Global Financial Group.

Transfers of Cash to and from our Subsidiary

Keystone Global is a holding company with no operations of its own. It conducts its operation in Hong Kong through its Hong Kong subsidiary, Keystone Capital. Keystone Global relies on dividends or payments to be paid by its Hong Kong subsidiary (i.e. Keystone Capital), to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

Keystone Global is permitted under the laws of Cayman Islands to provide funding to its subsidiary in Hong Kong (i.e. Keystone Capital) through loans and/or capital contributions without restrictions on the amount of the funds. Keystone Capital is also permitted under the laws of Hong Kong to provide funding to Keystone Global, through dividend distributions or payments, without restrictions on the amount of the funds. There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiary, to Keystone Global and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, authorize and declare a dividend to shareholders at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and Keystone Global will be able to pay our debts as they become due. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further Cayman Islands or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong Operating Subsidiary to us.

Keystone Global is a Cayman Islands company, and Keystone Capital is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of Keystone Global to transfer cash to or from Keystone Capital, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Keystone Global and its subsidiary, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiary to Keystone Global and U.S. investors and amounts owed. Since the only transfer of cash between Keystone Global and Keystone Capital were in the form of dividends and there are no limitations on the abilities of Keystone Global to transfer cash to or from its subsidiary or to investors under Hong Kong law, Keystone Global has not established cash management policies that dictate how funds are transferred.

On June 24, 2024, Keystone Capital declared a cash dividend of HK$0.5 million (approximately US$64,078) to its then shareholders. Save as disclosed above, for the years ended December 31, 2024 and 2023, neither Keystone Global nor the Operating Subsidiary have declared or made any dividend or contribution to their respective shareholders.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless” on page [34], and the audited combined financial statements and the accompanying footnotes beginning on [F-3] of this prospectus, for more information.

Risk Factors Summary

We face risks and uncertainties relating to our business and operation, including, but not limited to the following:

Risks Relating to Doing Business in the Jurisdictions in which we Operate

●	All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on a U.S. exchange and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business..

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong Operating Subsidiary, which represent substantially all of our business.

●	The enforcement of laws and rules and regulations in the PRC can change quickly with little or no advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are offering.

●	There are political risks associated with conducting business in Hong Kong.

●	The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

●	Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

For a detailed description of the risks above, please refer to pages [15] to [22].

Risks relating to the Industry in which we Operate

●	Our operations are concentrated in Hong Kong. Our business performance is highly influenced by the conditions of financial market in Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

●	The asset management services industry in Hong Kong is fiercely competitive, and we may lose our competitiveness to our competitors.

●	We are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions.

For a detailed description of the risks above, please refer to pages [23] to [25].

Risks Relating to our Business and Operation

●	We, through our Hong Kong subsidiary, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

●	Our reliance on a limited number of financial institutions for retrocession fees exposes us to significant concentration risk.

●	We may face actual or perceived conflicts of interest as a result of our dependence on retrocession fees, which may adversely affect our business, reputation, and client trust.

●	A portion of our clients are based in Mainland China, and any adverse changes in the regulatory or economic environment in Mainland China could affect our client relationships and business development efforts.

●	For our business activities, we are required to comply with regulatory capital requirements and to maintain a high level of funds and liquidity. Failure to comply with these regulatory capital requirements could materially and negatively affect our business operation and overall performance.

●	Our revenue and profitability are highly unpredictable, since the size of funds placed under our management is prone to significant fluctuations and is difficult to predict.

●	Our businesses depend on our key management and professional staff, and our business may suffer if we are unable to recruit and retain them.

●	Where one or more of the regulated activities of our Operating Subsidiary has less than two responsible officers, our Operating Subsidiary will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

●	We may not be able to implement our business strategies and future plans successfully.

●	We may undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

●	We may not be able to obtain additional capital when desired, on favorable terms, or at all. If we fail to meet the capital requirement pursuant to the FRR, our business operations and performance will be adversely affected.

●	Our failure to appropriately identify and address conflicts of interest could materially and adversely affect our business.

●	We may be subject to litigation, arbitration, regulatory proceedings, or other legal proceeding risks, in particular, we may be subject to various professional liabilities and claims.

●	Illegal or improper activities, violation of professional standards, and the misconduct of our personnel or third parties could harm our reputation and businesses and are difficult to detect or deter.

●	If Keystone Capital is unable to retain existing customers or attract new customers, or if it fails to offer services to address the needs of its customers as they evolve, the Company’s business and results of operations may be materially and adversely affected.

●	Our business and prospects may be materially and adversely affected if our risk management and internal control systems are ineffective or inadequate. We may fail to update our risk management policies and procedures as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.

●	We may not be able to grow our fund management business as expected.

●	We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

●	We are exposed to risks associated with retention and recruitment of licensed and/or qualified personnel.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

●	We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

●	Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our information technology infrastructure and the failure to maintaining relationships with our vendors, which may cause disruptions to our business operation and tarnish our reputation.

●	Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

For a detailed description of the risks above, please refer to pages [26] to [34].

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

●	Our corporate actions will be substantially controlled by Mr. Tak Chiu, CHAN (our Director, Chief Executive Officer and the Chairman of the Board), and his mother, Ms. Shui Yuet, LAM, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders in the future.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands and all of our directors and officers reside outside the U.S.

●	The laws of the Cayman Islands provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S if the shareholders are dissatisfied with the conduct of our affairs.

For a detailed description of the risks above, please refer to pages [34] to [36].

Risks Relating to Our Ordinary Shares and This Offering

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	Our existing shareholders that are not included in this registration statement will be able to sell their Ordinary Shares after completion of this Offering subject to restrictions under the Rule 144.

●	You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

●	The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

●	Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	Potential changes to SEC foreign private issuer rules may subject us to more stringent U.S. reporting requirements.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

●	We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

For a detailed description of the risks above, please refer to pages [37] to [43].

Permission Required from the Hong Kong Authorities

Due to the licensing requirements of the HKSFC, Keystone Capital is required to obtain necessary licenses to conduct its business in Hong Kong and its business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC. Keystone Capital currently holds a Type 1 license (dealing in securities), a Type 4 license (advising on securities) and a Type 9 license (asset management). These licenses have no expiration date and will remain valid unless they are suspended, revoked, or cancelled by the HKSFC. We pay standard annual fees to the HKSFC and are subject to continuing regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others. See “Regulation — Licensing and Registration under the SFO Administered by the HKSFC” on page [76].

In the opinion of our Hong Kong counsel, David Fong & Co., as of the date of this prospectus, neither we nor Keystone Capital are required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or our subsidiary are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

Regulatory Development in the PRC

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law. Accordingly, the management believes the PRC laws and regulations do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong may face similar regulatory risks as those operated in Mainland China, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. In light of the current environment in China and Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in China can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. On December 24, 2021, the CSRC, together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively to be referred as the “Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a Mainland China domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Keystone Global is a holding company incorporated in the Cayman Islands with operating entity solely based in Hong Kong, and it does not have any subsidiary or VIE in Mainland China or intend to acquire any equity interest in any domestic companies within Mainland China, nor is it controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong with all of our officers and members of the board of directors based in Hong Kong, and all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong. As such, we do not believe we would be subject to PRC law and regulation, or would be required to file with the CSRC if the Draft Rules on Overseas Listing were to be fully enacted in the future.

Furthermore, although our Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business, operations, and for “Know Your Customers” purposes (to combat money laundering), we do not currently expect the Measures for Cybersecurity Review (2021), PRC Data Security Law, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations to have an impact on our business, operations or this Offering, and we expect that nor do we or our Hong Kong subsidiary are covered by permission requirements from the CAC that is required to approve our Hong Kong subsidiary’ operations, as our Hong Kong subsidiary will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review before listing in the United States. Because: (i) our Hong Kong subsidiary was incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong or an offering by a company like ours; (ii) as of date of this prospectus, our Operating Subsidiary has in aggregate collected and stored the personal information of approximately less than one thousand Mainland China individuals and has acquired the clients’ separate consents; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Moreover, in the opinion of David Fong & Co., pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not currently be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, the Management understands that neither we nor our Operating Subsidiary in Hong Kong, are currently required to obtain any permission or approval from the Mainland China authorities, including the CSRC and CAC, to operate our business or to offer the securities being registered to foreign investors. Additionally, neither we nor our subsidiary are required to obtain CSRC or CAC approval prior to its listing on an exchange in the U.S. Hence, as of the date of this prospectus, neither we nor our Operating Subsidiary have ever applied for any such permission or approval.

However, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Draft Overseas Listing Regulations, relevant Mainland China data privacy, cybersecurity laws and other regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to our Operating Subsidiary in Hong Kong, if our Operating Subsidiary is deemed to be an “Operator,” or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Moreover, if there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See Risk Factors — Risks Relating to Doing Business in the Jurisdictions in which we Operate — “If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” On page [20], and “There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on a U.S. exchange and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” on page [16].

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market, must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this Offering, Mr. Tak Chiu, CHAN (our Director, Chief Executive Officer, and the Chairman of the Board of Directors), and his mother, Ms. Shui Yuet, LAM, will together own [*]% of our total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or [*]% of our total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because Mr. Chan, and his mother Ms. Lam, will together hold more than 50% of the voting power for the election of directors.

As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards even if we are deemed a controlled company, we could elect to rely on one or more of these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, SRCO Professional Corporation Chartered Professional Accountants, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in Richmond Hill, Canada and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in 2023.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our Offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Relating to our Ordinary Shares and this Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page [37].

Corporate Information

Our principal executive offices are located at 1902-3A, 19/F, FWD Financial Centre, 308-320 Des Voeux Raod Central, Sheung Wan, Hong Kong. Our registered office in the Cayman Islands is at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. We maintain a website at https://www.kstonecapital.com/. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is [*]. located at [*].

THE OFFERING

Issuer:	Keystone Global Financial Group

Securities being Offered:	[*] Ordinary Shares, or [*] Ordinary Shares if the underwriters exercise the over-allotment option in full.

Ordinary Shares Outstanding Prior to Completion of this Offering:	[*] Ordinary Shares

Ordinary Shares Outstanding Immediately after this Offering:	[*] Ordinary Shares, or [*] Ordinary Shares if the underwriters exercise the over-allotment option in full.

Assumed Initial Public Offering Price per Share:	[*], the midpoint of the price range provided on the cover page of this prospectus.

Over-allotment Option:	We have granted the underwriters an option for a period of 45 days after the closing of this Offering to purchase up to 15% of the total number of Ordinary Shares to be offered by us pursuant to this Offering, solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts.

Lock-up:

Each of our directors, executive officers and shareholders holding 5% or more of the Company’s securities, including warrants, options, convertible securities, and Ordinary Shares, will enter into a lock-up agreement with the Underwriters not to sell, transfer or dispose of any securities for a period of six months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

We have agreed not to sell, transfer or dispose of any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock of us; or file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to customary exemptions, for a period of six months from the closing of this Offering.

Listing:	We plan to list our Ordinary Shares on the Nasdaq Capital Market and this Offering is contingent on such listing application being approved by Nasdaq. However, there is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this Offering will not be completed.

Proposed Nasdaq Capital Market Symbol:	[*]

Transfer Agent:	[*]

Risk Factors:	See “Risk Factors” beginning on page [15] for a discussion of risks you should carefully consider before investing in our Ordinary Shares.

Use of Proceeds:

We estimate that the net proceeds to us from this Offering will be approximately US$ [*] or approximately US$ [*] if the underwriters exercise their over-allotment option to purchase additional Ordinary Shares in full, assuming an offering price of US$[*] per share, after deducting underwriting discounts, the non-accountable expense allowance and other estimated offering expenses payable by us, including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses.

We intend to use the net proceeds of this Offering primarily for strengthening our asset management business, increasing our liquid capital and general working capital and corporate purposes. See “Use of Proceeds” on page [45] for additional information.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment.

Risks Relating to Doing Business in the Jurisdictions in which we Operate

All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

Our Operating Subsidiary is located and operate its business in Hong Kong, a special administrative region of the PRC. Although some of our clients are individuals from Mainland China or companies that have shareholders and directors that are individuals from Mainland China, our Operating Subsidiary does not have operations in Mainland China, nor is it regulated by any regulator in Mainland China. Furthermore, pursuant to the Basic Law of Hong Kong, national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiary were to become subject to the laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We have no operations in Mainland China. Our Operating Subsidiary is located, and operates, in Hong Kong, a special administrative region of the PRC. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, as our Operating Subsidiary is located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this Offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the CAC; (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing.

Where an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures, which came into effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Although our Operating Subsidiary in Hong Kong may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purpose, we believe that we and our Operating Subsidiary will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC for this Offering or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiary’s operations in Hong Kong, since (i) our Operating Subsidiary is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in Mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this prospectus, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China only and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (vi) as of the date of this prospectus, neither we nor our Operating Subsidiary have been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, the Management is of the view we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S since neither we nor our subsidiary are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the listing of our Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures for Cybersecurity Review (2021), or if other regulations promulgated in relation to the Measures for Cybersecurity Review (2021) are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong Operating Subsidiary, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, then U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong Operating Subsidiary, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in the PRC can change quickly with little or no advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’s business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. During the period covered by the financial information included or incorporated by reference into this prospectus, we derive all of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiary will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the political arrangement between the PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and the then President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

Section 132 of the Securities and Futures Ordinance (Chapter 157 of the Laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed corporation in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if such person, either alone or with associates, has an interest in, or is entitled to control the exercise of, the voting power of more than 10% of the total number of issued shares of the licensed corporation, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will become the new substantial shareholder(s) of our HKSFC-licensed subsidiary, Keystone Capital, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of the Company, which could deprive the holders of our Ordinary Shares of the opportunity to receive a premium for their Ordinary Shares as part of a future sale and may reduce the price of our Ordinary Shares upon the consummation of a future proposed business combination.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks relating to the Industry in which we Operate

Our operations are concentrated in Hong Kong. Our business performance is highly influenced by the conditions of financial market in Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

All our business operations were carried out in Hong Kong, and as the financial service provider for the asset management sector of Hong Kong. Our results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impacts on investors’ confidence and risk appetites, such as riots or mass civil disobedience movements and general deterioration of the local economy, may lead to a reduction in investment or trading activities and in turn our business performance. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities which would in turn have material adverse impact on our business.

The financial market and the economic conditions in general of Hong Kong are highly sensitive to conditions of the capital markets, political, social and economic conditions in Mainland China and globally. When there are unfavorable changes to the global or local market conditions, the financial market and the economy in Hong Kong may experience negative fluctuations in its performance. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in the financial market as a whole and have a negative impact on our business as a whole, the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and the results of operations. Additionally, continued turbulence in the international financial markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as the inability to access capital markets, control of the foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in the allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the Covid-19 pandemic, political uncertainty, the Russia — Ukraine war, the outcome of the Sino — U.S. trade dispute, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

The current heightened tensions in international economic relations, such as the one between the United States and China, may also give rise to uncertainties in global economic conditions and adversely affect the capital market of Hong Kong. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. The U.S. government has imposed and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Unfavorable financial market and economic conditions in Hong Kong, Mainland China, and elsewhere in the world, and the escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenues or within a timeframe sufficient to offset any decreases in revenues relating to changes in the market and economic conditions.

Given the close tie between Hong Kong and Mainland China, the stability of the Hong Kong economy and domestic market is susceptible to the general economic, political and regulatory environment in Mainland China. For the years ended December 31, 2024 and 2023, a minor portion of our revenue is derived from retrocession fees earned by facilitating business from Mainland China-based clients to financial institutions in Hong Kong. The economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate, and control of the foreign exchange. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange. There is no assurance that the PRC government will not implement reforms or policies which may drastically (i) restrict Mainland China investors from investing abroad and in Hong Kong; and/or (ii) restrict Mainland China companies and businesses to participate in the capital market in Hong Kong. Such intervention or policies changes may potentially affect the attractiveness of Hong Kong as an alternative venue for Mainland China individuals to conduct investment or portfolio management in Hong Kong, or reduce the willingness of Mainland China investors to trade securities, or otherwise diminish the securities and financial market of Hong Kong, given the substantial reliance of Hong Kong financial and securities on the business and companies based in Mainland China. If China implements market-oriented reforms involving unprecedented or experimental revision of its economic reform measures, there is no guarantee that adjustments to its policies will not negatively affect our operations and business development.

Furthermore, the outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military action in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s wealth and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We are currently actively monitoring the situation in Ukraine, however, we cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

The asset management services industry in Hong Kong is fiercely competitive, and we may lose our competitiveness to our competitors.

The financial and securities services industry in Hong Kong is highly competitive due to the vast number of market players in providing asset management services similar to ours. Our competitors may have longer operating history, better brand recognition and reputation, proven track record, operations in more geographic locations, stronger human and financial resources, wider range of services and stronger shareholders’ background than us. We expect that there will be more market players entering into the market and competition will be intensified. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our fees in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

We are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions.

The Hong Kong financial market and asset management services industry in which we operate are highly regulated. Our business operations are subject to applicable laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of our licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which we are permitted to engage.

Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although our Operating Subsidiary, Keystone Capital, was not subject to any public disciplinary actions by the HKSFC for the last five years, any such public disciplinary actions may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

Our Operating Subsidiary, Keystone Capital, is an HKSFC-licensed corporation that is subject to various requirements, such as remaining fit and proper at all times, minimum liquid and paid-up capital requirements, notification requirements, submission of audited accounts, submission of financial resources returns and annual returns, continuous professional training, under the SFO of Hong Kong and its subsidiary legislation and the codes and the guidelines issued by the HKSFC from time to time. If Keystone Capital fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and the results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, or disciplinary actions against us, our responsible officers, licensed representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us from carrying on our business, or our responsible officers or licensed representatives may be banned from the industry for a specific period of time. Accordingly, our business operation, reputation, financial condition, and results of operations might be materially and adversely affected.

Furthermore, any material changes to the laws and regulations applicable to us could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. For instance, we may need to increase our headcounts if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. The sanctions imposed by the HKSFC against large sponsor firms for substandard due diligence in several recent widely-publicized cases demonstrate that the HKSFC expects high standards of sponsor’s conduct and we will need to continue to enhance our internal controls and systems in respect of our sponsor work in accordance with new regulatory requirements or guidance.

From time to time, Keystone Capital may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities or government agencies in Hong Kong, including the HKSFC or other jurisdictions, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the SFO of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC. For further details, see “Regulation — Disciplinary Power of the HKSFC.”

Our business is also subject to regulation by various other governmental agencies in Hong Kong, in addition to the HKSFC, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, trade laws, anti-corruption and anti-bribery laws, and tax laws and regulations. Non-compliance with applicable regulations or requirements could subject us to investigations, enforcement actions, sanctions, disgorgement of profits, fines, civil and criminal penalties or injunctions, termination of contracts, and/or claims for damages by our clients or professional party partners. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected.

In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Risks Relating to our Business and Operation

We, through our Hong Kong subsidiary, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We have a relatively short operating history compared to some of our established competitors. Our Operating Subsidiary, Keystone Capital, started to provide asset management services in 2016. We only have a limited operating history with regard to such business upon which an evaluation of our prospects can be based. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects.

There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the Offering, to expand operations beyond our current level. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

●	build a well-recognized “Keystone” brand;

●	maintain and expand our client base;

●	ensure that the quality of our services meets client expectations

●	maintain and enhance our relationships with our partners;

●	attract, retain, and motivate qualified employees;

●	anticipate and adapt to changing market conditions and a competitive landscape;

●	respond effectively to technological changes and advancements in our industry;

●	mitigate potential cybersecurity threats and protect sensitive client and company data;

●	manage our future growth;

●	ensure that the performance of our services meets client expectations;

●	maintain or improve our operational efficiency;

●	navigate a complex and evolving regulatory environment; and

●	defend ourselves in any legal or regulatory actions against us.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the Offering, to expand operations beyond our current level. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Our reliance on a limited number of financial institutions for retrocession fees exposes us to significant concentration risk.

For the years ended December 31, 2024 and 2023, the retrocession fees from our top five financial institutions partners accounted for 99.8% and 100.0% of our total revenues, respectively, and the retrocession fees from our largest partner accounted for 42.1% and 48.8% of our total revenue, respectively. Our revenue base is fairly concentrated, as we rely on a limited number of financial institutions for retrocession fees. Also, we currently do not have any binding long-term contractual obligations or exclusivity arrangements with any of our key financial institution partners. As a result, these financial institution partners may unilaterally choose to reduce or terminate their business relationships with us at any time, with or without prior notice, and are under no obligation to continue providing retrocession fees. If we lose any of these key financial institution partners, or if they decide to terminate or reduce their engagements with us, our revenue could be materially and adversely affected. In addition, the loss of any such relationships could negatively impact client confidence, limit our access to preferred investment channels and could impair our ability to effectively invest our clients’ funds in optimal investment products or strategies, which could in turn materially and adversely affect our business, financial condition, and results of operations.

Since retrocession fees in the asset management industry typically depends on the ongoing relationship and volume of engagements with financial institutions, there is no assurance that we can continue to secure engagements for our financial institution partners at levels comparable to those in previous years. If our financial institution partners decide to change their strategic focus, or face financial or regulatory challenges, they may discontinue or reduce their engagements with us, impacting our revenue streams. In addition, there are risks inherent in a large portion of our receivables being concentrated among a limited number of financial institutions partners. If one or more financial institutions partners owing a large portion of our receivable experience financial difficulties and be unable to pay us timely, our revenues and operating results will be adversely affected. Further, we may experience pressure on our retrocession fees or fee rates as financial institutions may make their offers less favourable than previously. We believe that any downward pressure on retrocession fees or fee rates would lower our revenues, which in turn would adversely affect our profitability. While we aim to diversify our revenue sources and expand our network of financial institution partners, there is no guarantee that we will be successful in reducing our concentration risk. If we are unable to secure new partners to replace any lost engagements, our business, financial condition, and cash flow may be materially and adversely affected.

We may face actual or perceived conflicts of interest as a result of our dependence on retrocession fees, which may adversely affect our business, reputation, and client trust.

All of our revenue is derived from retrocession fees paid to us by financial institutions to which we introduce our clients. These fees are earned for facilitating account openings, placing funds under custody, and enabling clients to purchase investment products and services. The retrocession fees are determined based on a pre-agreed mechanism outlined in the respective external asset management agreements with our financial institution partners. As such, we may have an incentive to recommend or maintain client placements with financial institutions that offer higher retrocession fee arrangements, rather than those that may be most suitable for our clients based on their individual investment objectives and best interests.

This dependence on retrocession fees creates actual or perceived conflicts of interest between our interests and those of our clients. Although we are subject to applicable regulations and internal policies that require us to act in the best interests of our clients, and we disclose the nature of our fee arrangements to them, clients may nonetheless view our recommendations as conflicted. Any perception that our recommendations are influenced by compensation arrangements may adversely affect our reputation and client trust, result in the loss of existing clients, limit our ability to attract new clients, and could lead to regulatory scrutiny or enforcement actions.

Furthermore, if Hong Kong regulators impose restrictions on retrocession fee arrangements or require increased transparency and disclosure, our ability to maintain such revenue streams may be impaired. Any such developments could materially and adversely affect our business, financial condition, and results of operations.

A portion of our clients are based in Mainland China, and any adverse changes in the regulatory or economic environment in Mainland China could affect our client relationships and business development efforts.

While the majority of our operations and client base are in Hong Kong, a portion of our clients are based in Mainland China. In 2023 and 2024, clients located in Mainland China represented approximately 20% and 22% of our total client base, respectively. All client accounts are opened and maintained in Hong Kong under our management, and all our investment transactions and order executions are conducted in Hong Kong. We do not maintain any offices, conduct any sales or marketing activities, or operate in any form within Mainland China. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and our subsidiary does not directly or indirectly holds any interests in any enterprises in Mainland China. Our Operating Subsidiary is subject to taxation in Hong Kong, and has duly and timely paid its profit tax in Hong Kong. Based on the above factors, in the opinion of our Hong Kong counsel, David Fong & Co., as of the date of this prospectus, neither the Company, nor its subsidiary, are subject to regulatory oversight of the PRC authorities in providing asset management services to Mainland China-based individuals. This is supported by the fact that pursuant to the Basic Law of Hong Kong, national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong.

Although our services are provided entirely from Hong Kong, our ability to maintain and grow relationships with Mainland China-based clients may still be influenced by changes in cross-border regulatory policies, macroeconomic conditions in Mainland China and geopolitical developments. Any adverse changes in Mainland China including but not limited to economic downturns, regulatory changes, political instability, trade restrictions, currency devaluation, or shifts in government policies could significantly impact the willingness or ability of such clients to maintain or expand their relationship with us, and in turn, could have a negative impact on our business development efforts and revenue potential both in the short term and long term.

For our business activities, we are required to comply with regulatory capital requirements and to maintain a high level of funds and liquidity. Failure to comply with these regulatory capital requirements could materially and negatively affect our business operation and overall performance.

As the corporation licensed with the HKSFC to carry on regulated activities, Keystone Capital, our Operating Subsidiary, is required under the SFO and Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”) to maintain a minimum amount of paid-up share capital and liquid capital. See “Regulations.” As of the date of this prospectus, our Operating Subsidiary is in compliance with the respective regulatory capital requirements. However, there is no assurance that such failure will not happen in the future. Our liquid capital may be tightened when we commence our underwriting and placing services or carry out our proposed expansion plans. Failure to meet the above requirement may cause the HKSFC to suspend our licenses, impose conditions in relation to our regulated activities, or take other appropriate disciplinary actions against us, which may adversely affect our business operations and financial performance. Failure to meet the above requirement could also affect client confidence, our ability to grow, our costs of funds, our ability to pay dividends on Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations, and financial condition.

Our revenue and profitability are highly unpredictable, since the size of funds placed under our management is prone to significant fluctuations and is difficult to predict.

Our revenues and profitability depend in part on the size of clients’ funds placed under our management, which are often affected by factors beyond our control, including economic and political conditions, and broad trends in business and finance and changes in the markets. Weaknesses in the markets in which the clients’ fund were invested, including economic slowdowns, have historically resulted in reduced assets under management for us. Declines in assets under management generally result in lower revenues from retrocession arrangements with our financial institutions partners. This factor could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong and worldwide, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. As a result of these risks, our income and operating results may be subject to significant fluctuations.

Our businesses depend on our key management and professional staff, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management executives, the network of resources and relationships they generate during the normal course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable asset. Their skills, reputation, professional experience, and client relationships are critical elements in providing quality services to clients, managing our compliance and risk, and obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations. We expect to face significant competition in hiring such personnel. Additionally, as we mature, the current compensation scheme designed to attract employees may not be as effective as it was in the past. The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and the results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether they continue to work for us. If we do not succeed in attracting, hiring, and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

Where one or more of the regulated activities of our Operating Subsidiary has less than two responsible officers, our Operating Subsidiary will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

Under the licensing requirements of the SFO, our licensed corporation, which is also our Operating Subsidiary, Keystone Capital, must have at all times at least two responsible officers to directly supervise the business of each of our regulated activities. At the date of this prospectus, Keystone Capital has four responsible officers for Type 1 (dealing in securities), Type 4 (advising on securities) and/or Type 9 (asset management) regulated activities under the SFO.

In the event such number of our responsible officers resign, become disqualified or otherwise ineligible to continue their role as responsible officer, and at the same time the void created as a result thereof is without immediate and adequate replacement, this may result in a situation where one or more of the two regulated activities of our Operating Subsidiary have fewer than two responsible officers. In this case, we will be exposed to operational disruption, and thus may result in a breach of the relevant licensing requirement, which may subsequently result in the suspension of our HKSFC licenses and jeopardize our business operations and financial performance.

We may not be able to implement our business strategies and future plans successfully.

Our business strategies and future plans are set out in the paragraph headed “Growth Strategies’’ under the section headed “Business’’ and in the “Use of Proceeds’’ section in this prospectus. However, the successful implementation of these strategies and plans depends on a number of factors including but not limited to the following:

●	our ability to recruit and retain qualified and experienced professional staff;

●	our ability to cope with increased exposure to financial risk, operational risk, market risk, and credit risk arising from our expanded scope of business;

●	our ability to comply with all regulatory requirements and maintain/obtain the qualifications on the range of financial services we provide or intend to provide to our clients;

●	our ability to secure sufficient financial resources;

●	clients’ acceptance and demand for our services and our ability to compete with our competitors; and

●	our ability to adapt to the changes in the market and government policies.

Many of these factors are beyond our control and by nature, are subject to uncertainty. As such, there is no assurance that our business strategies and future plans can be implemented successfully or may be materialized in accordance with our expected timetable, or at all, despite our capital commitments and investments into the same. Any failure or delay in the implementation of any or all of these strategies and plans may have a material adverse effect on our profitability and prospects.

In addition, our future plans may place substantial demands on our managerial, operational, technological, financial, and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, and enhance our ability to recruit, train and retain existing and/or additional qualified personnel and staff. All of these endeavors will require substantial attention and time from management and significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition, and prospects.

We may undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

Our strategy includes plans to grow both organically and through possible acquisitions, joint ventures, or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory, and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition targets or alliance partners. Even if we identify suitable targets or partners, the evaluation, negotiation, and monitoring of the transactions could require significant management attention and internal resources and we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. The costs of completing an acquisition or alliance may be costly and we may not be able to access funding sources on terms commercially acceptable to us. Even when acquisitions are completed, we may encounter difficulties in integrating the acquired entities and businesses, such as difficulties in retention of clients and personnel, challenge of integration and effective deployment of operations or technologies, and assumption of unforeseen or hidden material liabilities or regulatory non-compliance issues. Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures, or strategic alliances, and we may be unable to recover our investment in such initiatives. We cannot assure you that we could successfully mitigate or overcome these risks.

We may not be able to obtain additional capital when desired, on favorable terms, or at all. If we fail to meet the capital requirement pursuant to the FRR, our business operations and performance will be adversely affected.

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our technology platforms and operational capabilities or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. In addition, our HKSFC-licensed Operating Subsidiary is required under the FRR to maintain certain levels of liquid capital. If they fail to maintain the required levels of liquid capital, the HKSFC may take regulatory actions against our operating subsidiary, which would adversely affect our business and results of operations.

Our failure to appropriately identify and address conflicts of interest could materially and adversely affect our business.

As we expand the scope of our business and our client base, it is critical for us to be able to address actual, potential, or even perceived conflicts of interest, including situations where we may encounter conflicts of interest arising among: (i) our clients and us, (ii) our various clients, (iii) our employees and us or (iv) our clients and our employees.

In light of the complexity and difficulty in appropriately identifying and dealing with potential conflicts of interest, our internal control procedures that are designed to identify and address conflicts of interest may not be sufficient. Our failure to manage conflicts of interest could harm our reputation and erode client confidence in us. In addition, potential or perceived conflicts of interest may also give rise to litigation or regulatory actions. The occurrence of any of the foregoing events could materially and adversely affect our business, results of operations and reputation.

We may be subject to litigation, arbitration, regulatory proceedings, or other legal proceeding risks, in particular, we may be subject to various professional liabilities and claims.

In the ordinary course of our business, we provide professional asset management services and provide information in relation to securities transactions to our clients. If our clients rely on such service or information and incur losses as a result, we could be subject to claims in legal and regulatory proceedings for compensation and/or other relief for negligence, provision of false or misleading information, breach of fiduciary duties or employee misconduct. Although we have adopted relevant internal control measures, we cannot assure that such measures currently in place or as updated from time to time can completely eliminate the aforesaid risks of liabilities and claims. Any claims or lawsuits against us arising from professional negligence and/or employee misconduct and claims from indemnified persons that result in substantial amounts of compensation may have a material and adverse impact on our business activities, reputation, results of operations, and financial conditions.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and regulatory/legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Illegal or improper activities, violation of professional standards, and the misconduct of our personnel or third parties could harm our reputation and businesses and are difficult to detect or deter.

We are subject to the risk of fraud, illegal act or misconduct committed by our directors, licensed employees, agents, clients or other third parties. Misconduct includes entering into unauthorized transaction, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal activities. There is no assurance that our directors, employees, agents, clients or other third parties would not commit incidents of fraud or other misconduct in the future, and we cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. Such incidents may result in investigation and regulatory sanction against us and cause us to suffer financial loss and reputational harm. We may also need to incur costs to commence and participate into any legal proceedings against them to recover our loss. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We are also subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships.

If Keystone Capital is unable to retain existing customers or attract new customers, or if it fails to offer services to address the needs of its customers as they evolve, the Company’s business and results of operations may be materially and adversely affected.

Keystone Capital does not charge performance fees or management fees on its discretionary account service clients, and it generates its income through retrocession fees from financial institutions. The retrocession fees are determined based on a pre-agreed mechanism outlined in the respective external asset management agreements with our financial institution partners. Although our clients do not directly pay us performance fees or management fees for our services, they remain to be the ultimate source of our income as the retrocession fees paid to us by financial institutions were originated from them. If there is insufficient demand for our asset management services, Keystone Capital might not be able to maintain and increase its revenue as it expects, and its business and results of operations may be adversely affected.

Keystone Capital’s success depends largely on its ability to retain existing customers. Keystone Capital’s clients may not continue to engage it to management their assets if it cannot deliver satisfactory returns. Failure to deliver satisfactory returns will cause our clients to lose confidence in us and reduce or entirely withdraw the funds placed under our management, which in turn will materially and adversely affect our business. Even if Keystone Capital is able to provide satisfactory return to its clients, we cannot assure you that it will be able to retain existing clients due to reasons out of its control, such as its customers’ personal financial reasons or the deterioration of the capital markets condition.

Keystone Capital must stay abreast of the needs and preferences of its clients to serve their evolving trading needs as their investment demands change. If it fails to retain its existing clients by offering services that cater to their evolving investment needs, Keystone Capital may not be able to maintain and continue to grow the size of assets under management, and our business and results of operations may be adversely affected.

Keystone Capital cannot guarantee the profitability or return on the client’s assets under its management. The profitability or return of its clients’ investment is directly affected by elements beyond our control, such as economic and political conditions, and broad trends in business and finance. Although our engagements with clients contain prominent disclaimers, our clients may seek to hold us responsible when they rely on our asset management services and suffer financial loss, or if their investments are not as profitable as they have expected.

Our business and prospects may be materially and adversely affected if our risk management and internal control systems are ineffective or inadequate. We may fail to update our risk management policies and procedures as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.

We are dependent on our risk management and internal control policies and procedures and the adherence to such policies and procedures by our risk management and other staff to manage the risks inherent in our business. Any deficiencies in our internal control systems could (i) adversely affect our ability to timely and accurately record, process, summarize and report financial or other data; and (ii) adversely affect our operational efficiency and increase the potential likelihood of making financial reporting errors and/or lead to non-compliance with rules and regulations. Our policies, procedures and practices used to identify, monitor and control a variety of risks are carried out by the corresponding departments. However, some of our methods for managing risks are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. There is no assurance that our internal control policies in place could or would be properly implemented, or be strictly adhered to, or are adequate or effective under the continuously changing business environment in which we operate. In addition, we may fail to update our risk management system as needed and the system may fail to effectively function, thus exposing us to unidentified or unexpected risks.

We may not be able to grow our fund management business as expected.

Our ability to grow our fund management business depends on various factors, some of which are beyond our control. While we have recently launched Keystone Multi Strategy OFC and our Operating Subsidiary serves as its investment manager, our success in expanding this business segment relies on our ability to attract and retain investors, introduce new sub-funds, and effectively manage assets under management. Market conditions, investor sentiment, regulatory developments, and competition in the asset management industry may adversely impact our ability to scale our fund management operations. Additionally, as a relatively new participant in the fund management sector, we may face challenges in building a strong track record, establishing relationships with institutional and high-net-worth investors, and maintaining consistent investment performance. If we are unable to successfully expand our fund management business, generate sufficient fee income, or compete effectively in the market, our growth prospects and financial performance may be adversely affected.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

An outbreak and prevalence of pandemic such as COVID-19 would adversely impact economic activities and conditions worldwide and led to significant volatility and disruption to financial markets. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, which had spread throughout the world and had resulted in the implementation of stringent governmental measures, including lockdowns, closures, quarantines, and travel bans or restrictions, temporary closure of businesses, intended to control the spread of the virus by different countries.

Though the impact of outbreaks of pandemic such as COVID-19 is temporary and not permanent, the frequent outbreak of different kinds of epidemics and pandemics including the new or more severe strains of the virus and their variants are highly uncertain and unpredictable, and the resultant anti-pandemic measures would inevitably result in slowdown of economic activities and volatility of financial and securities markets in both Hong Kong and worldwide which, in totality, may adversely affect or delay our potential clients’ plans to invest and/or conduct portfolio management.

In addition, our business could also be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, political unrest, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H5N1 flu, H7N9 flu, avian flu, Swine flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors, management and employees currently reside. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

We are exposed to risks associated with retention and recruitment of licensed and/or qualified personnel.

We rely heavily on human resources for the provision of asset management services. Should the pace of business growth lag behind the pace of increase in headcount, there may be negative impact on our financial results and business performance. In addition, benefits to be generated from the enhancement of human resources may not be as significant as expected due to factors beyond our control, such as the general market conditions, labor market, competition for talents against other financial services providers, geopolitical tensions, remote work preferences, and evolving workplace expectations, travel restrictions and border control that maybe token by the government to control any possible future pandemic, and the economic and political environment in Hong Kong and overseas. Such factors may cause a delay in realizing our business growth and our expansion plan and hence, our financial results, in particular our profitability, may be adversely affected. There is also no assurance that we can employ sufficient number of suitable and competent staff to implement our growth strategies.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this Offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this Offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our information technology infrastructure and the failure to maintaining relationships with our vendors, which may cause disruptions to our business operation and tarnish our reputation.

As a financial services company, our Operating Subsidiary faces various cyber-security and other operational risks relating to our businesses on a daily basis. Their operations depend upon the secured processing, storage and transmission of confidential and other information in their information technology infrastructure and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. They may also be subject to cyber-attacks involving the leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for us to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increase the risk of security breaches and cyber-attacks.

While we have adopted various means to safeguard the integrity of our computer system and information technology infrastructure, these systems and infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage. All of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to our data storage system, delay or cessation in the services provided through our securities dealing and brokerage system and our online trading platform), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses.

Our Operating Subsidiary also depends on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiary, our Operating Subsidiary may not be able to replace them with service providers of equivalent expertise in a timely manner and thus resulting in disruption to our business operations.

The occurrence of any disruption to our computer system and/or other information technology infrastructure may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our reputation may be tarnished and we may also face complaints, disciplinary action by regulatory authorities, and legal proceedings being brought against us (which can be costly and time-consuming to defend and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects, and results of operations.

Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

As a financial services company, in providing our services to clients, we manage, utilize and store sensitive and confidential client data, including personal data. As a result, we may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations may apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or non-compliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. In addition, vulnerabilities of our external service providers and other third parties could also pose security risks to client information and data. Although we have taken steps to reduce the risk of such threats, our risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by third parties who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, regulatory fines, and damage to our reputation and could have adverse effects on our results of operations. Any actual or perceived breach of the security of our technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other financial institutions or financial services companies, whether or not we are impacted, could lead to a general loss of client confidence in the use of technology to conduct financial transactions, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

Risks Related to our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Keystone Global is a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Keystone Global and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to Keystone Global and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not have any material impact on the transfer of cash between Keystone Global and our Operating Subsidiary, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our corporate actions will be substantially controlled by Mr. Tak Chiu, CHAN (our Director, Chief Executive Officer and the Chairman of the Board) and his mother Ms. Shui Yuet, LAM, who will have the ability to control or exert significant influence over important corporate matters that require the approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders in the future.

As of the date of this prospectus, Mr. Tak Chiu, CHAN (our Director, Chief Executive Officer and the Chairman of the Board), and his mother, Ms. Shui Yuet, LAM, together own [65.5]% of the issued share capital of the Company. Immediately following this Offering, Mr. Chan, and his mother, Ms. Lam, will together beneficially own [*]% of our total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or [*]% of our total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming that the over-allotment option is exercised in full. Mr. Chan and his mother, Ms. Lam, by acting together, will be able to control the management and affairs of the Company. Accordingly, Mr. Chan and his mother, Ms. Lam will have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions.

The interests of Mr. Chan and/or his mother, Ms. Lam may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Ordinary Shares in this Offering. Without the consent of Mr. Chan and/or his mother, Ms. Lam, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands and all of our directors and officers reside outside the U.S.

We are an exempted company incorporated under the laws of the Cayman Islands and all of our officers and directors reside outside the U.S. Moreover, all of our directors and officers are residents of Hong Kong and do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Additionally, shareholders may experience difficulties in enforcing any civil judgments, including judgments under the securities laws, against our officers and directors who are residents of Hong Kong. There is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained in actions against our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws. Similar, the same difficulties exist since there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Similarly, there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands or Hong Kong courts if contrary to public policy in the Cayman Islands or Hong Kong. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any state or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

The laws of Cayman Islands provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S if the shareholders are dissatisfied with the conduct of our affairs.

Our corporate affairs are governed by the Memorandum of Association and Articles of Association, and by the Cayman Islands Companies Act (Revised) and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the Articles of Association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Risks Relating to Our Ordinary Shares and This Offering

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC.

Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Protocol with the CSRC and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, SRCO Professional Corporation Chartered Professional Accountants, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in  Richmond Hill, Canada and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in 2023, and as of the date of this prospectus, our auditor is not subject to and not affected by to the PCAOB’s Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to list our Ordinary Shares, which could materially impair the market for and market price of our Ordinary Shares.

There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this Offering, there has been no public market for our Ordinary Shares. Although we have applied to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this Offering, the market price of our Ordinary Shares may decline and the liquidity of our Ordinary Shares may decrease significantly.

The initial public offering price for our Ordinary Shares will be determined by negotiation between us and the underwriters and may vary from the market price of our Ordinary Shares following our initial public offering. We cannot assure you that the price at which the Ordinary Shares are traded after this Offering will not decline below the initial public offering price. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares due to insufficient or a lack of market liquidity of our Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices of our Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russian-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions in Mainland China and Hong Kong;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, controlling shareholder, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or major shareholders;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on the Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

Our existing shareholders that are not included in this registration statement will be able to sell their Ordinary Shares after completion of this Offering subject to restrictions under the Rule 144.

Our existing shareholders may be able to sell their Ordinary Shares under Rule 144 after completion of this Offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this Offering, when they are able to sell their pre-offering shares under Rule 144, they may be more willing to accept a lower sales price than the offering price. This fact could impact the trading price of our Ordinary Shares following completion of the Offering, to the detriment of participants in this Offering. Under rule 144, before our existing shareholders can sell their Ordinary Shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of such Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this Offering.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the Offering and upon completion of the Offering, you will incur immediate dilution of US$[*] per share, assuming an offering price of US$[*], which is the midpoint of the price range as set forth on the cover page of this prospectus. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this Offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.

There will be [*] Ordinary Shares outstanding immediately after this Offering, or [*] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full. In connection with this Offering, we, our officers, directors, and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed not to sell any of our Ordinary Shares or are otherwise subject to similar lockup restrictions for six months after the date of this prospectus without the prior written consent of the Representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” for a more detailed description of the restrictions on selling our securities after this Offering.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely the Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section for more information.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we have no plan to rely on our home country practices with respect to our corporate governance after we complete this Offering. However, if we choose to follow our home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Potential changes to SEC foreign private issuer rules may subject us to more stringent U.S. reporting requirements.

The SEC is currently reviewing the definition of “foreign private issuer” and may impose additional requirements, including foreign trading volume thresholds, major foreign exchange listing requirements, or enhanced regulatory assessments. If implemented, these changes could result in us losing our FPI status, which would require us to comply with more stringent U.S. domestic issuer reporting requirements, including quarterly reporting, shorter filing deadlines, U.S. GAAP financial statements, and additional disclosure obligations. Loss of FPI status would significantly increase our compliance costs and administrative burden and could adversely affect our business operations and financial condition. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this Offering) the value of the assets held by our strategic investment business, the expected proceeds from this Offering as well as projections as to the market price of our Ordinary Shares immediately following the completion of this Offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this Offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this Offering.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

●	current and future economic and political conditions;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our client base;

●	our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry, economic and market performance;

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

Based upon an assumed initial public offering price of US$[*] per Ordinary Share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this Offering, after deducting the underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us, of approximately US$[*] million, assuming the underwriters do not exercise their over-allotment option.

We plan to use the net proceeds we will receive from this Offering as follows:

●	Approximately US$[ ] or 40% for recruitment of talent.

●	Approximately US$[ ] or 20% for improvement of research infrastructures;

●	Approximately US$[ ] or 20% for marketing and public relation activities; and

●	The balance of US$[ ] or 20% for general working capital and corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this Offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

On June 24, 2024, Keystone Capital declared a cash dividend of HK$0.5 million (approximately US$64,078) to its then shareholders. Other than this, for the years ended December 31, 2024 and 2023, neither Keystone Global nor the Operating Subsidiary have declared or made any dividend or contribution to their respective shareholders. Except as disclosed above, we have never declared or paid any cash dividends on our Ordinary Shares.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, authorize and declare a dividend to our shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay our debts as they fall due; and (b) the value of our assets exceeds our liabilities.

As we are a holding company, we rely on dividends paid to us by our Operating Subsidiary for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Hong Kong subsidiary, Keystone Capital.

Under Cayman Islands law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay our debts as they fall due in the ordinary course of business. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024 on (i) an actual basis, and (ii) a pro forma as adjusted basis giving effect to the sale of [*] Ordinary Shares in this Offering at an assumed initial public offering price of US$[*] per share and to reflect the application of the proceeds after deducting the underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

As of December 31, 2024
	Actual		Pro forma(1)
Indebtedness
Due to a related party		[*]
Ordinary shares, par value $[0.0001] per share, [*] shares authorized; [*] shares issued and outstanding as of December 31, 2024 and 2023, respectively, on an actual basis; [*] shares issued and outstanding on a pro forma as adjusted basis	$	[*]
Retained earnings (Accumulated deficit)	$	[*]
Total Shareholders’ Equity (Deficit)	$	[*]
Total capitalization	$	[*]

____________

(1)	Gives effect to the sale of [*] Ordinary Shares in this Offering at an assumed Offering Price of US$[*] per share and reflects the application of the proceeds after deducting the underwriting discounts, non-accountable expense allowance and other estimated offering expenses.

Each US$[*] increase (decrease) in the assumed initial public offering price of US$[*] per Ordinary Share would increase (decrease) the pro forma as adjusted amount of total capitalization by US$[*] million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us. An increase (decrease) of one million in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by US$[*] million, assuming no change in the assumed initial public offering price per Ordinary Share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares in this Offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this Offering and the net tangible book value per Ordinary Share after this Offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share.

As of December 31, 2024, we had a historical net tangible book value of approximately US$[*] million, or US$[*] per Ordinary Share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares outstanding on December 31, 2024.

The calculation in this section assumes that [*] Ordinary Shares were issued and outstanding as of December 31, 2024. After giving effect to the sale of Ordinary Shares in this Offering at the assumed initial public offering price of US$[*] per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2024 would have been US$[*], or US$[*] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[*] per Ordinary Share to existing investors and immediate dilution of $[*] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Share in this Offering:

	Offering without Over-allotment Option	Offering with Full Exercise of Over-allotment Option
Assumed initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of December 31, 2024	$	$
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this Offering	$	$
Pro forma as adjusted net tangible book value per Ordinary Share after this Offering	$	$
Dilution per Ordinary Share to new investors in this Offering	$	$

Each US$[*] increase (decrease) in the assumed initial public offering price of US$[*] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2024, after this Offering by approximately US$[*] per Ordinary Share, and would increase (decrease) dilution to new investors by US$[*] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us.

An increase (decrease) of [*] in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2024 after this Offering by approximately US$[*] per Ordinary Share, and would decrease (increase) dilution to new investors by approximately US$[*] per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the Offering would be US$[*], the increase in net tangible book value per Ordinary Share to existing shareholders would be US$[*], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this Offering would be US$[*].

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated discounts to the underwriters, non-accountable expense allowance and other estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors(1)			%	$		%	$
Total			%	$		%	$

____________

(1)	Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this Offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Keystone Global Financial Group is an exempted company with limited liability incorporated under the laws of the Cayman Islands on April 3, 2025. It is a holding company with no operations of its own. We conduct our operations in Hong Kong primarily through, Keystone Capital, our Operating Subsidiary in Hong Kong. Keystone Capital commenced business in June 2016. The Ordinary Shares offered in this prospectus are those of Keystone Global Financial Group.

As of the date of the incorporation of Keystone Global Financial Group, it was initially owned as to one (1) Ordinary Share held by Ogier Global Subscriber (Cayman) Limited. On May 13, 2025, Ogier Global Subscriber (Cayman) Limited transferred one (1) Ordinary Share to Shui Yuet, LAM for consideration of US$0.0001. That same day, Keystone Global Financial Group issued 720, 7,200, 11,789, 900, 11,790, 900, 900 and 1,800 Ordinary Shares to each of Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively, at a consideration of US$0.072, US$0.72, US$1.1789, US$0.09, US$1.179, US$0.09, US$0.09 and US$0.18, respectively, with reference to the nominal value of such Ordinary Shares. Immediately after the aforesaid transfer and issuance, Keystone Global Financial Group was owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares, respectively, by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP.

On August 11, 2025, Keystone Global Financial Group acquired the entire issued share capital of the Operating Subsidiary from Keystone Holdings Worldwide Limited, a company incorporated in the BVI, which is owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively, for consideration of [US$1.00]. Immediately before and after the aforesaid acquisition, the shareholdings in Keystone Global Financial Group and Keystone Holdings Worldwide Limited are identical.

Immediately subsequent to the acquisition, the Operating Subsidiary is a direct wholly-owned subsidiary of Keystone Global Financial Group.

[On [*], the Company resolved and approved subdividing the shares at a ratio of 1-for-[*] Ordinary Shares.]

The following diagram illustrates our corporate structure, including our significant subsidiary and consolidated affiliated entities, as of the date of this prospectus and after the initial public offering:

(1)	As of the date of the prospectus, there are [four [4]] shareholders of record that have shareholding less than 5%.

(2)	Keystone Global is a holding company with no operation of its own. The Ordinary Shares offered in this prospectus are those of Keystone Global.

(3)	Keystone Global conducts all its operation through Keystone Capital, its Hong Kong Operating Subsidiary.

Keystone Capital Limited was incorporated under the laws of Hong Kong on December 3, 2015. Keystone Capital Limited is a limited liability corporation licensed with the HKSFC to undertake Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities. Keystone Capital Limited is the main operating entity and is wholly owned by Keystone Global Financial Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information, which are included elsewhere in this prospectus. This discussion contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this prospectus. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Keystone Global is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations through our direct wholly-owned Operating Subsidiary, Keystone Capital, a licensed corporation under the SFO to engage in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong.

Founded in December 2015, Keystone Capital provides discretionary accounts services to manage its clients’ funds. Keystone Capital specializes in designing investment portfolios to meet the needs of investors with different risk tolerance and investment preferences and to preserve and enhance the value of their assets. Keystone Capital provides asset management services for its clients by applying different investment strategies to optimize their asset allocation. Through its discretionary account services, Keystone Capital helps clients to invest in equities, fixed income products, private equity funds and other asset classes.

For the years ended December 31, 2024 and 2023, our total revenue was US$2,146,888 and US$1,119,128, respectively. For the year ended December 31, 2024, our income from operations and net income were US$795,699 and US$804,077, respectively, as compared to our loss from operations and net income of US$54,579 and US$16,606, respectively, for the year ended December 31, 2023.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Keystone Global and its subsidiary resulting from group reorganization (“Reorganization”) has always been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of Keystone Global and its subsidiary has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The consolidated financial statements include the financial statements of Keystone Global and its wholly owned subsidiary. All intercompany transactions and balances among Keystone Global and its subsidiary have been eliminated upon consolidation.

Please also refer to the crucial accounting policies, judgments and estimates adopted by our Company discussed in Note 2 to the consolidated financial statements.

Accounting Policies in relation to Revenue recognition

Revenue Recognition

Revenue is recognized to depict the transfer of promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the services underlying the particular performance obligation is transferred to customers.

Control of the service may be transferred over time or at a point in time. Control of the service is transferred over time if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates and enhances an asset that the customer controls as the Company performs; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If the control of the service transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the relevant performance obligation. Otherwise, revenue is recognized at a point in time when customer obtains control of the distinct service.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of service to a customer.

Asset management and advisory services

Revenue from asset management and advisory services is primarily in connection with services as an investment manager or an advisor from funds or investments. The Company rendered asset management and advisory services to individual customers as a principal which are recorded over the period of service provided. The asset management and advisory services involve a series of distinct tasks that collectively meet the criteria for recognizing revenue over time. The Company provides discretionary accounts services to manage external customer funds placed at certain financial institutions (i.e. banks and securities firms). The Company develops tailored investment strategies for customers based on their individual risk tolerance and investment preferences. Through its discretionary account services, the Company helps customers invest in Hong Kong and U.S. equities, fixed income investments, structured products and other asset classes. Consequently, the services are considered substantially similar and result in the transfer of substantially similar benefits to the client. Based on this assessment, the Company concludes that the services provided satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

Instead of charging any clients directly, retrocession fee is charged by the Company to the clients by sharing of the net fee income generated and received by these banks and securities firms from the Company’s clients quarterly. The net fee income mainly includes custody fees, fund trailer fees, commission income from securities brokerage transactions of the clients, subscription fees and management fees from fund dealing transactions of the clients, and transaction spreads charged for executing bond trades on behalf of the clients. Under the external asset management agreements with these banks and securities firms, the Company is entitled to receive between 25% and 65% of the net fee income generated and received by these banks and securities firms from the Company’s clients after deducting any commission, fees or charges that these banks and securities firms may have to pay to any third party. Based on the output methods, the Company recognizes revenues from asset management and advisory services on a quarterly basis when it satisfies its performance obligations throughout the contract terms. The Company acts as a principal to provide these investment and advisory services to individual customers and manage external customer funds placed at certain banks and securities firms. The Company charges customers retrocession fee with a transaction price at fixed amount or fixed percentage of transactions invested and asset value under management in accordance with the agreement. The amount of retrocession fee charged to customers is determined by sharing of the net fee income generated and received by these banks and securities firms from the Company’s clients, which is based on i) sales and purchase of investment products and services; and ii) funds under custody charged by banks and securities firms, which is collected by banks and securities firms and paid to the Company quarterly. There is variable consideration in the transaction price if the fee is charged at a fixed percentage of asset values of the funds under custody (i.e. retrocession income from funds under custody), which is chargeable to clients by the banks and securities firms with ranged from 0.1 to 0.2% and is shared from banks and securities firms according to external asset management agreements. The Company estimates this variable consideration in the transaction price based on the quarter or semi-annual average asset value under management of the clients at a fixed percentage. The fee is due and paid within the specified terms of payment.

Commission income

The Company derives commission income from the introduction of customers to other financial institutions. The Company enters into distinct agreements with these financial institutions in relation to the introduction and referral services rendered. Under this referral agreements, the performance obligation is that the Company introduces the referred parties to the financial institutions and the referred parties execute a transaction with the financial institutions. The Company shall be entitled a commission income based on a fixed percentage point on the amount of transactions executed between the referred parties and the financial institutions to whom the referred parties are referred. The Company’s performance obligation is completed at the point when the referred parties execute a transaction with these parties.

The Company is not subject to any minimum referral numbers, any committed targets or any other obligations once the referral is made. No claw back or adjustments to the income are allowed under these agreements. Revenue from referral services is recognized at a point in time when the transaction and the performance is completed.

Summary of Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended December 31, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,		Changes
	2024	2023	Amount	%
	US$	US$	US$
Revenue	2,146,888	1,119,128	1,027,760	91.8

Operating expenses:
Compensation and benefits	(110,717)	(100,450)	(10,267)	10.2
Commission expense	(723,482)	(378,616)	(344,866)	91.1
Director’s emoluments - related party	(269,282)	(471,572)	202,290	(42.9)
Depreciation	(13,096)	(26,231)	13,135	(50.1)
Lease expenses	(61,397)	(80,789)	19,392	(24.0)
Other general and administrative expenses	(173,215)	(116,049)	(57,166)	49.3
Total operating expenses	(1,351,189)	(1,173,707)	(177,482)	15.1

Income (loss) from operations	795,699	(54,579)	850,278	(1,557.9)

Other income (expense)
Other income	94,190	28,471	65,719	230.8
Other income, net - related party	39,524	39,238	286	0.7
Total other income (expense), net	133,714	67,709	66,005	97.5

Income before provision for income taxes	929,413	13,130	916,283	6,978.5
Income tax (expense) credit	(125,336)	3,476	(128,812)	(3,705.8)
Net income	804,077	16,606	787,471	4,742.1

Other comprehensive income
Foreign currency translation adjustment	12,556	(1,933)	14,489	(749.6)
Comprehensive income	816,633	14,673	801,960	5,465.5

Revenue

As set forth in the following table, during the years ended December 31, 2024 and 2023, our revenue was derived from asset management and advisory services:

	Years Ended December 31,
	2024		2023
	US$	%	US$	%
Revenue
Retrocession income from sales and purchase of investment products and services	$1,755,055	81.8	$919,158	82.1
Retrocession income from funds under custody	141,801	6.6	127,406	11.4
Commission income from referral services	250,032	11.6	72,564	6.5
	$2,146,888	100.0	$1,119,128	100.0

Retrocession income

We generate our income through retrocession fees from financial institutions. These fees are earned for facilitating account openings, placing funds under custody, and enabling clients to sales and purchase investment products and services. The retrocession fees are determined based on a pre-agreed mechanism outlined in the respective external asset management (“EAM”) agreements with our financial institution partners.

Our retrocession income increased by US$850,292, or 81.2%, to US$1,896,856 for the year ended December 31, 2024, compared to US$1,046,564 for the year ended December 31, 2023. This growth was primarily driven by our cooperation with a new business partner. In October 2023, we commenced this business cooperation by entering into a contractual agreement with a financial institution, a unique financial products B2B wholesale fintech platform provider. The material terms of the agreement with the financial products B2B wholesale fintech platform provider are summarized as follows:

Principal terms	Descriptions
Scope of service:	Provision of access to a specified fintech platform and the functionality available on such platform.
Term of the contract:	The contract remains in effect until termination.
Service fees to the platform provider:

A fixed access fee per calendar year, which fee was mutually agreed to be waived during the years ended December 31, 2024 and 2023.

Additional arranger fee of a specified percentage per trade, based on the trade notional value, which is directly chargeable to the end clients.

Retrocession fee to the Company:

Depends on the transaction fee chargeable to the sales and purchase of different investment products and services in each transactions.

Total retrocession fee received from this financial institution amounted to US$514,279 and US$36,115 for the year ended December 31, 2024 and 2023, respectively.

Termination provision:	The parties are entitled to terminate the agreement at any time after two calendar years from the effective date of the agreement by giving a 90-day prior written notice to the other party.

Our engagement with this fintech platform is non-exclusive, and the terms and conditions of the arrangement are negotiated with the platform provider on a case-by-case basis. The retrocession fee from this financial institution increased significantly from US$36,115 for the year ended December 31, 2023 to US$514,279 for the year ended December 31, 2024. As this is a non-exclusive platform arrangement, our competitors can similarly access and use this platform. Therefore, we cannot guarantee that this growth is sustainable, as increased competition on the platform may impact our future revenue from this source.

Also, we experienced an increase in the assets under management (“AUM”) during the year ended December 31, 2024. The AUM increased from HK$2.6 billion (equivalent to approximately US$333.33 million) as of December 31, 2023 to HK$3.1 billion (equivalent to approximately US$397.44 million) as of December 31, 2024. Below is the movement of the AUM in Hong Kong dollars during the years ended December 31, 2024 and 2023.

	For the years ended December 31,
Movement of AUM	2024	2023
	HK$million	HK$million
AUM at beginning of the year	$2,608.6	$2,605.3
Net inflows	360.3	0.3
Market appreciation	119.6	3.0
AUM as at end of the year	$3,088.5	$2,608.6

The increase in AUM during the year ended December 31, 2024 was in line with the increase in retrocession income from funds under custody, which retrocession income from funds under custody is primarily based on the AUM that the Company managed in certain financial institutions, which is a variable consideration charged at a fixed percentage of asset values of the funds under custody. The custody rate ranged from 0.1 to 0.2%, depending on the types of investment products under custody during the quarter/half year. The Company estimates this retrocession income from funds under custody based on the quarter or semi-annual average asset value under management of the clients at a fixed percentage.

In addition, improved market conditions and customized advisory services led to a substantial rise in transaction volumes and the value of assets placed by our clients with financial institutions. The commission rate by trading of investment product has no change during the years ended December 31, 2024 and 2023. The transaction volumes during the year increased significantly from 1,156 for the year ended December 31, 2023 to 1,576 for the year ended December 31, 2024. Additionally, we benefited from improved retrocession fees generated from the sale of structured products and fixed-income instruments, which appeal to clients seeking more stable returns amidst uncertain market conditions. There was a significant increase in number of transactions for fixed income and structured products by 34.2% and 536.4%, respectively, during the year ended December 31, 2024. Both fixed income and structured products transactions offer higher commission rates to the Company. Below is a commission rate and number of transactions by investment product during the years ended December 31, 2024 and 2023.

Commission rate by trading of investment product

HK stocks	0.2% - 0.25%
US stocks	0.3% - 0.5%
FX products	0.2% - 0.5%
Fixed income	0.5% - 1%
Fund	1%
Structured products	1.5% - 2%

	Years Ended December 31,		Changes
Number of transactions by investment product	2024	2023	Amount	%

HK stocks	377	363	14	3.9
US stocks	212	165	47	28.5
FX products	258	332	(74)	(22.3)
Fixed income	298	222	76	34.2
Fund	11	8	3	37.5
Structured products	420	66	354	536.4
Total	1,576	1,156	420	36.3

Commission income from referral services

We, through our Operating Subsidiary, derive commission income from the introduction of customers to other financial institutions. We charge a commission income based on a fixed percentage point on the amount of transactions executed between the referees and the financial institutions to whom the referees are referred. Under the agreements we have in place, we are not subject to any minimum referral numbers, any committed targets nor any other obligations once the referral is made. No claw back or adjustments to the income are allowed under these agreements. Commission income accounted for 11.6% and 6.5% of total revenues for the years ended December 31, 2024 and 2023, respectively.

An increase of US$177,468 of commission income was noted during the year ended December 31, 2024. The increase of commission is mainly arising from the new broker agreement signed with a brokerage firm in July 2023. Based on the broker agreement, the Company is entitled to a monthly commission income equal to 50% of the brokerage fees generated by this brokerage firm from the referees referred by the Company. The commission income from this brokerage firm was US$158,021 and US$nil during the years ended December 31, 2024 and 2023, respectively.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2024 and 2023:

	Years Ended December 31,
	2024		2023
	US$	%	US$	%
Operating expenses
Compensation and benefits	$379,999	28.1	$572,022	48.7
Commission expense	723,482	53.5	378,616	32.3
Depreciation	13,096	1.0	26,231	2.2
Lease expenses	61,397	4.6	80,789	6.9
Other general and administrative expenses	173,215	12.8	116,049	9.9
Total	$1,351,189	100.0	$1,173,707	100.0

Compensation and benefits and director’s emoluments - related party

Compensation and benefits and director’s emoluments - related party represent the salaries, performance based discretionary bonuses and contribution to mandatory provident fund paid for the Company’s staff. Compensation decreased from US$572,022 for the year ended December 31, 2023 to US$379,999 for the year ended December 31, 2024 due to the decrease of overall compensation and benefits of the two directors of Keystone Capital, Mr. Tak Chiu, CHAN and Mr. Wing Kin, SIU during the year ended December 31, 2024 as Keystone Capital would like to retain more profit for future business development.

Commission expense

Commission expenses represent the commission to our account executives. Account executives are individuals who are licensed by the SFC to perform regulated activities for a licensed financial institution. The account executives are required to apply for approval from the SFC as a licensed representative accredited to the licensed financial institution and the account executives can only work under one licensed financial institution at the same time. Therefore, the account executives are exclusive such that they cannot provide the same or similar services for another company at the same time. Our Group has four account executives as of December 31, 2024 and 2023.

All account executives have contractual arrangements with our Group. Contractual arrangements for account executives do not have a fixed term and they govern the executives’ compensation arrangements until such contractual arrangements are terminated. The contractual arrangements with our account executives may be terminated by either party by giving advance notice as required by each specific agreement. All account executives are independent third parties to the Group. The commissions payable to our account executives are based on the associated retrocession revenue and commission income included in other income generated by the Company from those investors procured by those account executives, the retrocession income and commission income generated from asset management income are subjected to the commission to our account executives. The Company settles the commission to the account executives quarterly. We believe that the account executives will be able to continue to procure investments for us, and we therefore generally expect the commission expense to continue in future.

The commission formulas applied for revenue from each of the discretionary accounts remained the same for the years ended December 31, 2024 and 2023. For the years ended December 31, 2024 and 2023, the commission rates paid varied according to the underlying investment product types.

Pursuant to the formula for commission rates, the commission rates are generally 60% - 70% for revenue generated from discretionary accounts. The commission rates shall be revised at the discretion of the Company from time to time. For the years ended December 31, 2024 and 2023, there was no change to the formula for the commission rates. Although the Company has the discretion to amend the commission rates from time to time, the commission rates are infrequently revised and are not expected to change regularly in order to retain and incentivize the account executives.

Commission increased from US$378,616 for the year ended December 31, 2023 to US$723,482 for the year ended December 31, 2024, which is in line with the increase in revenue during the year ended December 31, 2024.

Depreciation

The depreciation represents the depreciation arising from the furniture, fixture and equipment, office equipment, computer and leasehold improvement of the Company. The depreciation decreased from US$26,231 for the year ended December 31, 2023, to US$13,096 for the year ended December 31, 2024, due to the fully deprecation of its leasehold improvement.

Lease expenses

The lease expenses represent the expense paid for the operating lease right-of-use assets of the Company. The lease expenses decreased from US$80,789 for the year ended December 31, 2023, to US$61,397 for the year ended December 31, 2024, due to the decrease of monthly rent after the renewal of the office.

Other general and administrative expenses

The following table sets forth the breakdown of our other general and administrative expenses for the years ended December 31, 2024 and 2023:

	Years Ended December 31,
	2024		2023
	US$	%	US$	%
Entertainment expenses	$10,893	6.3	$53,384	46.0
Building management fee	21,875	12.6	21,140	18.2
Legal and professional fees	94,446	54.5	14,046	12.1
IT expense	11,584	6.7	4,115	3.5
Office supplies	12,870	7.4	7,158	6.2
Other miscellaneous administrative expenses	21,547	12.5	16,206	14.0
Total	$173,215	100.0	$116,049	100.0

General and administrative expenses include entertainment expenses, building management fee, legal and professional fees, IT expense, office supplies and other miscellaneous administrative expenses. The general and administrative expenses increased from US$116,049 for the year ended December 31, 2023, to US$173,215 for the year ended December 31, 2024 due to the increase of legal and professional fees incurred from US$14,046 for the year ended December 31, 2023, to US$94,446 for the year ended December 31, 2024. The increase was arising from the setting up of the Keystone Multi Strategy OFC, a Hong Kong private umbrella open-ended fund registered with the SFC, which was launched in January 2025 for subscription.

Our entertainment expenses decreased from US$53,384 for the year ended December 31, 2023, to US$10,893 for the year ended December 31, 2024, due to the unstable economic environment in early 2024, the Company tightening cost control measures for entertainment expenses.

Our building management fee represented building management fee paid to the landlord for our principal executive office, which remained stable at US$21,875 and US$21,140 for the years ended December 31, 2024 and 2023, respectively.

Our legal and professional fees increased from US$14,046 for the year ended December 31, 2023, to US$94,446 for the year ended December 31, 2024, due to the legal fee incurred for setting up of the Keystone Multi Strategy OFC, a Hong Kong private umbrella open-ended fund registered with the SFC, which was launched in January 2025 for subscription.

Our IT expense represented the monthly storage fee, email storage fee and website subscription fee. The IT expense increased from US$4,115 for the year ended December 31, 2023, to US$11,584 for the year ended December 31, 2024, due to the additional email storage fee paid in 2024.

Our office supplies increased from US$7,158 for the year ended December 31, 2023, to US$12,870 for the year ended December 31, 2024, due to the increase of operational demands and activities, which is consistent with the increase of revenue.

Other miscellaneous administrative expenses mainly represented the insurance expense, telephone and internet expense, travelling expense and utilities expenses. The other miscellaneous administrative expenses increased from US$16,206 for the year ended December 31, 2023, to US$21,547 for the year ended December 31, 2024, due to the increase in insurance expense.

Income (loss) from operations

Our income (loss) from operations was US$545,667 and loss of US$127,143 for the years ended December 31, 2024 and 2023, respectively. Our income from operations increased during the year ended December 31, 2024, mainly due to the increase of retrocession fee income and the decrease of compensation and benefits during the years ended December 31, 2024.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the years ended December 31, 2024 and 2023:

	Years Ended December 31,
	2024		2023
	US$	%	US$	%
Government subsidies	$59,809	44.7	$—	—
Subletting income - related party	38,447	28.8	38,318	56.6
Bank interest income	26,058	19.5	27,431	40.5
Loan interest income - related party	1,077	0.8	920	1.4
Sundry income	8,323	6.2	1,040	1.5
Total	$133,714	100.0	$67,709	100.0

Our other income (expense), net was US$133,714 and US$67,709 for the years ended December 31, 2024 and 2023, respectively.

An increase in other income (expense), net by US$66,005 or 97.5%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily attributable to the increase of US$59,809 of government subsidies received for setting up of Keystone Multi Strategy OFC during the year ended December 31, 2024.

Income Tax Expenses

The Company was incorporated in the Cayman Islands. Pursuant to the current rules and regulations, the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands.

Our wholly-owned subsidiary, Keystone Capital, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$257,476), and 16.5% on any part of assessable profits over HK$2,000,000 (US$257,476). For the years ended December 31, 2024 and 2023, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$125,336 for the year ended December 31, 2024, compared to income tax credit of US$3,476 for the year ended December 31, 2023, an increase of US$128,812, mainly due to the significant increase of assessable profit during the year ended December 31, 2024. The assessable profit is subject to a 2-tier tax rate (i.e. 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000), which resulted in an increase of income tax expense. Our effective tax rate was approximately 13.5% for the year ended December 31, 2024 and approximately 26.5% for the year ended December 31, 2023.

Net profit

As a result of the foregoing, our net profit for the years ended December 31, 2024 and 2023 was US$804,077 and US$16,606, respectively.

Discussion of Certain Balance Sheet Items

	As of December 31, 2024	As of December 31, 2023
	(Audited)	(Audited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	538,741	665,079
Time deposits	303,982	—
Accounts receivable, net	522,787	321,317
Prepayments and other assets	17,760	39,470
Due from related parties	1,030,017	942,718
Due from shareholders	489,205	—
Income tax recoverable	—	40
Total current assets	2,902,492	1,968,624

Non-current assets:
Property, plant and equipment, net	2,196	14,754
Operating lease right-of-use assets, net	191,457	33,597
Prepayments and other assets	26,529	—
Deferred tax assets	9,685	7,778
TOTAL ASSETS	3,132,359	2,024,753

LIABILITIES
Current liabilities:
Operating lease liabilities, current portion	82,137	33,021
Accrued expenses and other current liabilities	250,871	119,125
Due to a related party	3,197	—
Due to directors	150,752	218,997
Income tax payable	127,769	—
Total current liabilities	614,726	371,143

Non-current liabilities:
Operating lease liabilities, net of current portion	111,468	—
TOTAL LIABILITIES	726,194	371,143

Cash and cash equivalents

Our cash and cash equivalents decreased from US$665,079 as of December 31, 2023 to US$538,741 as of December 31, 2024. The decrease mainly resulted from placement of time deposits of US$303,982 and the payment of dividends of US$64,078, which is partially offset by the significant increase in net income during the year ended December 31, 2024.

Accounts receivable, net

Our accounts receivable, net increased from US$321,317 as of December 31, 2023 to US$522,787 as of December 31, 2024, which was mainly due to an increase of retrocession fee receivable from banks and securities firms in the fourth quarter during the year ended December 31, 2024.

Operating lease right-of-use assets

Our operating lease right-of-use (“ROU”) assets increased from US$33,597 as of December 31, 2023 to US$191,457 as of December 31, 2024 as a result of lease modification of its principal executive office during the year ended December 31, 2024.

Accrued expenses and other current liabilities

Our accrued expenses and other current liabilities are mainly comprised of commission payables to our employees and accounts executives and accruals for operating expenses. Our accrued expenses and other current liabilities increased from US$119,125 as of December 31, 2023 to US$250,871 as of December 31, 2024, mainly due to the increase of commission payables, which is consistent to the increase of retrocession fee during the year ended December 31, 2024.

Operating lease liabilities

As of December 31, 2023 and December 31, 2024, we had operating lease liabilities of US$33,021 and US$193,605, respectively. The increase in our operating lease liabilities as of December 31, 2024 was mainly due to lease modification of its principal executive office during the year ended December 31, 2024.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to finance our working capital needs and fund our capital expenditures and the growth of our operations. Historically, we have met our working capital and other liquidity requirements primarily through our equity capital and cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, the net proceeds from this Offering and other equity and debt financings as and when appropriate.

As of December 31, 2024, we had US$538,741 in cash. Our working capital requirements are influenced by the size of our operations, the progress of execution on our services, and the timing for collecting accounts receivable, and repayment of accrued expenses and other current liabilities. We believe our cash will be sufficient to meet our current and anticipated needs for general corporate purposes for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the Company’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2024 and 2023 and up to the date of this prospectus, we had no outstanding bank borrowings and bank facilities and have not entered into any borrowing agreements with any banking institutions.

Regulatory Capital Requirements

Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong (the “HK Financial Resources Rules”), as our wholly owned Hong Kong subsidiary, Keystone Capital is a company registered to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities with the Securities and Futures Commission of Hong Kong, an independent statutory body set up in accordance with the SFO, and Keystone Capital is required to maintain minimum paid-up share capital and required liquid capital in accordance with the HK Financial Resources Rules to ensure an adequate amount of liquidity while conducting regulated activities business. The following table sets forth a summary of the requirements under the HK Financial Resources Rules that are applicable to Keystone Capital and its actual liquid capital as of December 31, 2024 and 2023 respectively:

	As at December 31, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
Keystone Capital	$386,215	$775,715	$389,500	$201%

	As at December 31, 2023
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
Keystone Capital	$384,079	$603,919	$219,840	$157%

The paid-up capital is not defined under the SFO, but it generically refers to the actual paid-up share capital of a company by its shareholders. The liquid capital of the Company is determined based on its liquid assets minus its liquid liabilities, as defined in accordance with the relevant rules of the SFO. As of December 31, 2024 and 2023, Keystone Capital has exceeded the required regulatory capital requirements and was in compliance with its respective regulatory capital requirements.

Cash flows

The following tables set forth a summary of our cash flows information for the periods/years indicated:

	For the years ended December 31,
	2024	2023
	US$	US$
Cash and cash equivalents at beginning of the year	$665,079	$298,265
Net cash provided by operating activities	872,213	36,963
Net cash (used in) provided by investing activities	(879,625)	267,089
Net cash (used in) provided by financing activities	(129,126)	62,608
Foreign currency translation adjustment	10,200	154
Cash and cash equivalents as at end of the year	$538,741	$665,079

Cash flows from operating activities

Cash provided by operating activities was US$872,213 for the year ended December 31, 2024, mainly derived from (i) net income of US$804,077 for the year ended December 31, 2024; (ii) the increase in accrued expenses and other current liabilities by US$131,746; and (iii) the increase in income tax payable by US$127,769, which is partially offset by (i) the increase in accounts receivable, net by US$201,470; and (ii) the increase in prepayments and other assets by US$4,819.

Cash provided by operating activities was US$36,963 for the year ended December 31, 2023, mainly derived from net income of US$16,606 for the year ended December 31, 2023.

Cash flows from investing activities

Cash used in investing activities was US$879,625 for the year ended December 31, 2024, mainly derived from (i) placement of time deposits of US$302,608; (ii) purchase of property, plant and equipment of US$513; (iii) advance to related companies of US$87,299; and (iv) advance to shareholders of US$489,205.

Cash provided by investing activities was US$267,089 for the year ended December 31, 2023, mainly derived from withdrawal of time deposits of US$467,440, which is partially offset by advance to related companies of US$200,351.

Cash flows from financing activities

Cash used in financing activities was US$129,126 for the year ended December 31, 2024, which was (i) dividend paid of US$64,078; and (ii) repayment to directors of US$68,245, which is partially offset by advance from related companies of US$3,197.

Cash provided by financing activities was US$62,608 for the year ended December 31, 2023, which was advance from directors of US$62,608.

Capital Expenditures

We did not incur any capital expenditure for the years ended December 31, 2024 and 2023.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies,” we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Operating lease(1)	$203,318	$88,613	$114,705	$—	$—

____________

(1)	We lease offices which are classified as operating leases in accordance with Topic 842. As of December 31, 2024, our future lease payments totalled US$203,318.

Off-Balance Sheet Transactions

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 “Summary of Significant Accounting Policies” to the financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

For the credit risk related to accounts receivable, we perform periodic credit evaluations of the financial condition of the financial institutions and generally does not require collateral. We establish an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific clients and other information. No allowance for credit losses was recognized as at December 31, 2024 and 2023. Our management believes its contract acceptance, billing, and collection policies are adequate to minimize credit risk. Application for progress payment of contract works is made on a regular basis. We seek to maintain strict control over our outstanding receivables. Overdue balances are reviewed regularly by the management.

Liquidity Risk

We are also exposed to liquidity risk, which is risk we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine our plans, such as changes in the demand for our services, economic conditions, our operating results continuing to deteriorate and our shareholders unable to provide continued financial support.

We maintain sufficient cash and bank balances, and internally generated cash flows to finance the activities and management is satisfied that funds are available to finance the operations.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

INDUSTRY

The information presented in this section has been derived from an industry report commissioned by us and prepared by China Research and Intelligence Co., Ltd., an independent research firm, regarding our industry and our market position in Hong Kong. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering have independently verified such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

OVERVIEW OF EXTERNAL ASSET MANAGEMENT (EAM)

External Asset Management (EAM) is a financial service provided by independent professionals or firms that manage investment portfolios on behalf of clients without holding custody of the assets. Clients requiring EAM services are mainly divided into high-net-worth individuals, family offices that specialize in managing the assets and affairs of ultra-high net worth families and are responsible for entrusting family funds to external asset managers for global portfolio management, risk control and long-term wealth succession (“Family Offices”) and institutional investors.

Independence from financial institutions, high degree of customization, safe and transparent assets, and diversified regions and investment channels are the unique advantages of the EAM industry, which are also important features that distinguish it from private banks.

Sources: CRI Report

The upstream of External Asset Management (EAM) chain mainly includes key data information and technology providers, such as financial technology companies, custodian banks and data information service providers. The midstream is mainly external asset management (EAM) institutions. The downstream is mainly high-net-worth individuals, Family Offices and institutional investors.

The Value Industry Chain of External Asset Management

Sources: CRI Report

OVERVIEW OF DEVELOPMENT ENVIRONMENT IN HONG KONG AND MAINLAND CHINA

Hong Kong’s Status as an International Financial Center and Economic Foundation

With its strengths in banking, capital markets and asset management, Hong Kong provides a comprehensive and high-quality financial platform for investors, financiers, asset managers, funds and financial institutions from all over the world. According to the latest Global Financial Centers Index, Hong Kong maintains its position as Asia’s largest financial center and ranks third in the world.

Additionally, Hong Kong maintains a free, open-market economy and upholds an independent, impartial legal-supervision framework. It features low tax rates and an unrestricted foreign-exchange regime. Moreover, its banking sector, securities market, insurance industry, and asset-management institutions consistently rank among the foremost all over world.

Financial Support Policies of the Hong Kong SAR Government

No Intervention in Financial Market Operations. The Hong Kong Special Administrative Region Government (SAR) adheres to the principle of not interfering in the operation of the financial market as much as possible and strives to provide a business-friendly environment.

Foreign Exchange Policy and Capital flow. Hong Kong implements a free capital flow policy and has no foreign exchange controls, attracting international investors. Using the foreign exchange fund and linked exchange rate mechanism to maintain the stability and international competitiveness of the financial market.

Payment System and Market Infrastructure. It has built an advanced interbank offered rate market and Hong Kong dollar real-time payment system (RTGS), and has successively launched USD, EUR and CNY settlement systems. It ensures market liquidity and cross-border transaction efficiency, and supports the sound operation of the financial market.

Low-Tax Policy and Simple Tax System. The government implements a low-tax policy and promotes a simple tax system. Exemption of stamp duty on transfer of real estate investment trust (REIT) units and securities distribution business of option makers.

Optimize Financial Markets and Promote Market Liquidity. Simplify and speed up listing procedures, optimize the review process, and attract more international and mainland companies to choose to list in Hong Kong. Promote financial innovation projects such as offshore CNY business, green bonds and international gold markets, and enhance international market connectivity.

High Net Worth Individuals in Mainland China

The term “high net worth individuals,” or HNWIs, in Mainland China refers to people who own individual investable assets including financial assets and investment property with total value over CNY10 million (USD 1.37 million).

The number of high-net-worth individuals in mainland China is showing a trend of sustained growth. In 2016, the number of high-net-worth individuals in mainland China was 1.58 million, and in 2018 it increased by 25% to 1.97 million. In 2020, the number of high-net-worth individuals continued to rise to 2.62 million, with an average annual compound growth rate of 15%. In 2022, the number of high-net-worth individuals reached 3.16 million, an increase of about 540,000 compared with 2020. In 2024, the number exceeded 3.9 million, approaching about 4 million.

The strict capital control measures in mainland China and the gradual narrowing of domestic investment channels have forced the wealthy groups in the mainland to seek cross-border investment channels. Hong Kong, with its international market environment, has become the preferred destination for high-net-worth clients in the mainland to conduct asset allocation and wealth management. In the long run, with the changes in the global political and economic environment and the further concentration of wealth among high-net-worth people in the mainland, their demand for overseas asset allocation and risk diversification will be further strengthened, thereby promoting the continued growth and transformation and upgrading of Hong Kong’s asset management business.

The Population and Invest Assets of High-Net-Worth Individuals in Mainland China

Sources: China Merchants Bank’s “China Private Wealth Report 2023” and Bain & Company’s high net worth population income-wealth distribution model

Deepening Economic Ties between Hong Kong and Mainland China

The financial interconnectivity between Mainland China and Hong Kong has been significantly deepening over the past decade, and this strategic integration is reshaping the external asset management (EAM) landscape in Hong Kong.

Initiatives such as the (i) stock connect program, which is a cross-border stock trading program that allows investors in Mainland China and Hong Kong to trade eligible shares listed on each other’s stock exchanges through local brokers (“Stock Connect”); (ii) bond connect program, which enable overseas investors to access China’s interbank bond market and allows Mainland China investors to buy offshore bonds (“Bond Connect”); and (iii) wealth management connect program, which allow individual investors in the Guangdong-Hong Kong-Macao Greater Bay Area (GBA) to buy wealth management products across the border (“Wealth Management Connect”), have facilitated greater capital mobility and cross-border financial integration, allowing both institutional and high-net-worth clients in Mainland China to access global investment products through Hong Kong’s open financial architecture.

The construction of the Guangdong-Hong Kong-Macao Greater Bay Area has further deepened the cooperation among Guangdong, Hong Kong and Macao, and promoted the deep integration of Hong Kong and the mainland. For external asset managers, this has led to an expansion of their client base.

OVERVIEW OF EXTERNAL ASSET MANAGEMENT MARKETS IN HONG KONG

The Number of Licensed Corporations of External Asset Management (EAM)

In the past three years, the number of licensed corporations of external asset management has continued to grow in Hong Kong. In 2022, there were only 112 licensed corporations in Hong Kong. In the following years, the number of licensed corporations of external asset management in Hong Kong increased year by year. In 2023, the number of licensed corporations increased by 3.6% year-on-year to 116. In 2024, the number of licensed corporations continued to grow to more than 120, a year-on-year increase of 4%.

This upward trend underscores Hong Kong’s continued consolidation of its position as an international financial center, driven by growing demand for external asset management services from both local and overseas investors.

The Asset Under Management (AUM) of EAM Institutions

In the past three years, the asset under management of Hong Kong’s external assets management has continued to expand, and maintained a relatively fast growth rate. The AUM of external asset management (EAM) institutions in Hong Kong saw a slight contraction to HK$234 billion in 2022, reflecting a year-on-year decline of 0.43%. However, the market rebounded strongly in 2023, increasing by 10.68% to reach HK$259 billion, and maintained its upward trajectory in 2024, climbing to HK$289 billion with an 11.58% year-on-year growth.

This resurgence can be attributed to improving global market sentiment, the gradual easing of pandemic-related disruptions, and Hong Kong’s enduring appeal as an international financial hub. Hong Kong’s external asset management sector is poised to sustain its momentum, supported by robust financial infrastructure, regulatory clarity, and ongoing policy support for cross-border capital flows.

The asset under management (AUM) of Hong Kong’s external asset management (EAM) industry is expected to grow rapidly from 2025 to 2034, reaching HK$866 billion by 2034, with a compound annual growth rate (CAGR) of 12%.

The Asset Under Management and Growth Rate of EAM Institutions, 2022-2034

Sources: SFC(HK) and CRI Report

The Structure of Client Group

From 2022 to 2024, the client structure of external asset management in Hong Kong showed a gradual increase in high-net-worth individuals, a slight shrinkage in Family Offices, and a stable but slightly declining trend in institutional investors.

The proportion of high-net-worth individuals in the overall client structure has increased year by year, from 32.95% in 2022 to 34.29% in 2024. This shows that high net worth individuals have a growing demand for professional asset management. At the same time, high net worth individuals are still gradually favoring Hong Kong as a wealth management center.

Institutional investors remain the main force in Hong Kong’s external asset management. Although the proportion of institutional investors has slightly decreased, they still account for about half of the market share. In addition, the proportion of Family Offices in the overall customer structure showed a slight decline, from 16.95% in 2022 to 16.03% in 2024.

The Structure of Client Group of External Asset Management in Hong Kong in 2024

Sources: CRI Report

Asset Under Management (AUM) of Different Client Type

From 2022 to 2024, all three client categories in Hong Kong’s external asset management experienced growth in asset under management. HNWIs had the highest relative growth, indicating a shift toward more personalized, wealth-driven financial services. Institutional Investors remain the largest client segment by asset size, sustaining solid momentum due to consistent fund flows and long-term investment mandates. Family Offices, while growing at a slower pace, show stable advancement reflective of a maturing market segment.

Assets managed for Family Offices have increased gradually from HK$40 billion in 2022 to HK$46 billion in 2024, representing a total growth of 15%. HNWIs show a strong and consistent increase in managed assets, with a cumulative growth of approximately 28.6% over three years. The compound annual growth rate (CAGR) of high-net-worth individuals were 13% from 2022 to 2024. Institutional Investors continue to dominate in terms of absolute asset size, rising from HK$117 billion in 2022 to HK$143 billion in 2024 (a total growth of 22.22%).

The Asset Under Management of Different Client Type in Hong Kong, 2022-2024

Sources: CRI Report

Main Driving Factors and Opportunities of External Asset Management (EAM)

Global Wealth Growth. The growth of global wealth is accompanied by the diversification of investor needs. Investors are no longer satisfied with traditional investment products, but seek a wider range of asset classes and investment strategies, such as alternative investments and sustainable investments. As an international financial center, Hong Kong has a rich product line and professional asset management services that can meet the personalized needs of different investors and attract global investors to allocate assets through Hong Kong.

Technological Advancements. The application of financial technology has significantly improved the efficiency and accuracy of asset management. Artificial intelligence can quickly analyze massive amounts of data and provide a scientific basis for investment decisions. Big data analysis can provide a deep understanding of market trends and optimize investment portfolios. In addition, technological progress has promoted the innovation of asset management service models, such as the emergence of new service models such as digital wealth management platforms and smart investment advisors.

Clustering of Family Offices. The concentration of Family Offices has become an important factor in promoting cross-border wealth management. Hong Kong has attracted a large number of Family Offices with its mature financial market, low tax system and sound legal system. This has largely promoted the cross-border expansion of external asset management business.

Overflow of Mainland HNWIs. With the rapid development of the mainland economy, the number of high-net-worth individuals is increasing, and their demand for wealth management is also growing. With its international financial market, rich investment products and professional asset management services, Hong Kong is becoming one of the first choices for mainland high-net-worth individuals to allocate overseas assets. The interconnection mechanism between Hong Kong and the Mainland continues to deepen, such as the Shanghai-Hong Kong Stock Connect, Shenzhen-Hong Kong Stock Connect, and Bond Connect, which provide convenient channels for Mainland investors to invest in the Hong Kong market.

COMPETITIVE LANDSCAPE OF EXTERNAL ASSET MANAGEMENT MARKETS IN HONG KONG

Entry Barriers for External Asset Management Market in Hong Kong

License and Regulatory Compliance Requirements. External asset management firms must obtain a Type 9 licenses (Asset Management) from the Hong Kong Securities and Futures Commission (SFC). The responsible officers (ROs) with proven industry experience, typically requiring at least five years of relevant asset management experience, of which two must be in a supervisory role. In addition, it is required to have at least one representative office in Hong Kong.

Capital Thresholds. The Hong Kong Securities and Futures Commission (SFC) requires asset management firms to maintain a minimum share recognizance of HK$1 million for Type 9 licensees (asset management), alongside maintaining liquid capital thresholds to ensure ongoing operational viability.

Technological Thresholds. Today’s EAM firms must offer secure, real-time portfolio management platforms, digital reporting dashboards, and mobile-accessible performance analytics. These demand substantial investments in fintech infrastructure, including client relationship management (CRM) systems, automated risk monitoring, compliance and trade surveillance tools, and cybersecurity frameworks.

Costs of Building Brand and Client Trust. In the highly competitive and reputation-sensitive landscape of Hong Kong’s external asset management (EAM) industry, building brand recognition and client trust is one of the most challenging and resource-intensive components for new entrants and emerging firms. Unlike traditional financial institutions backed by well-established names, independent EAMs must invest heavily in credibility cultivation, often requiring a multi-year horizon to establish a reliable and recognized market presence.

Market Concentration

In Hong Kong, the traditional asset management sector has long been dominated by a few large financial institutions (including international banks and multinational asset management companies), but in the field of external asset management, the market is relatively fragmented, with a large number of independent and hybrid competitors.

Although Hong Kong’s independent asset management companies (such as Value Partners etc.) are generally small in scale, they have formed a certain market share among high-net-worth individuals and Family Offices by focusing on personalized services and regional market experience.

Key Competitor Categories

●	Independent professional competitors

These companies usually operate in an “independent asset management” model, emphasizing long-term and highly customized relationships with clients. Independent asset managers are usually not restricted by the bank’s internal product lines or conflicts of interest, and can provide more flexible and personalized investment advice to high-net-worth clients or institutional clients.

●	Traditional Securities Firms Internal Wealth Management Departments

The wealth management departments within traditional securities companies usually undertake the tasks of internal asset management and financial product sales. In many cases, the product lines and risk control systems of such departments are relatively mature, and they compete with independent external asset management companies.

●	Hybrid and Outsourced Models (OCIO)

In response to increasing complexity in investment management, many institutional investors have turned to outsourcing models. External asset managers serve as outsourced CIOs, taking on full or partial responsibility for asset allocation, manager selection, and risk oversight.

Top 5 External (Independent) Asset Management Companies in Hong Kong

External (independent) asset management companies are independent third-party asset management institutions utilizing the EAM model which are not affiliated with any large bank, securities firm or financial institution system.

Participants of external asset management industry in Hong Kong mainly include Hong Kong local independent asset management companies, local private wealth management companies and international asset management companies.

According to the CRI report, based on Asset Under Management (AUM) of external asset management in 2024, we are the fifth largest external (independent) asset management service provider in Hong Kong focusing on serving high net worth and ultra-high net worth clients, with a market share of approximately 1.07% of the external asset management services market.

The following table shows the market share and information of the top five external (independent) asset management service providers in Hong Kong based on Asset Under Management (AUM) in 2024.

Rank	Name	Head office	Main Business	AUM (USD Million)	Market Share
1	Value Partners Group Limited	Hong Kong	● Asset Management ● Wealth Management Services ● Multi-Strategy Investment	5,110	13.72%

2	DL Holdings Group	Hong Kong	➢ Financial Services of Licensed Business ➢ Family Office Services	3,500	9.40%

3	Azimut Investment Management (Hong Kong)	Milan, Italy	● Equity Funds ● Allocation & Multi Asset ● Alternative Investments ● Discretionary Mandates	2,283	6.13%

4	Blackhorn Wealth Management	Hong Kong	➢ Investment Advisory ➢ Asset Management ➢ Legacy & Estate Planning ➢ Customized Solutions	1,000	2.68%

5	Keystone Capital	Hong Kong	● Investment Management ● External Asset Management ● Private Markets	397.44	1.07%

Sources: CRI Report

BUSINESS

Overview

Headquartered in Hong Kong, we are a boutique financial firm which focuses on providing quality asset management services to clients. We conduct our business through our direct wholly-owned Operating Subsidiary, Keystone Capital, a licensed corporation under the SFO to engage in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong.

Keystone Capital provides discretionary accounts services to manage clients’ funds. Keystone Capital specializes in designing investment portfolios to meet the needs of investors with different risk tolerance and investment preferences and to preserve and enhance the value of their assets. Keystone Capital provides asset management services for its clients by applying different investment strategies to optimize their asset allocation. Through its discretionary account services, Keystone Capital helps clients to invest in equities, fixed income products, private equity funds and other asset classes. Keystone Capital provides client referral services to financial institutions pursuant to referral agreements. Under such arrangements, Keystone Capital introduces its clients to financial institutions and, in return, receives a fixed percentage point on the amount of transactions executed between the referees and the financial institutions to whom the referees are referred. Keystone Capital’s role under the referral agreements is limited to client introduction; it does not manage or administer the client assets maintained with the financial institutions, nor does it participate in or influence the clients’ investment decisions.

In recognition of its commitment to excellence, in recent years, Keystone Capital was awarded with Performance Award for Corporate – Sustainability Impact (2025) for SDGs by United Nations Global Leadership & ESG Programme, SDG Impact and Sustainable Development Goals, Best Discretionary Portfolio Manager – Bonds (2022) by iFAST Wealth Advisers Awards 2022 and Hong Kong’s Most Outstanding Services Awards 2021 by HKMOS.

Leveraging its track record and expertise in discretionary services, Keystone Capital has recently expanded into the field of fund management. Keystone Multi Strategy OFC, a Hong Kong private umbrella open-ended fund registered with the SFC, was launched in January 2025 for subscription. Keystone Capital was appointed and serves as the investment manager of Keystone Multi Strategy OFC. We expect our fund management will start generating income, in terms of management fees, to Keystone Capital during the year ending December 31, 2025.

Our clients are primarily high net worth individuals, Family Offices and institutional investors in Hong Kong. Word-of-mouth is currently one of the most effective marketing tools for our business and a majority of Keystone Capital’s clients have come through referrals from existing clients. Keystone Capital is also actively expanding its client referral network by actively maintaining client relationship, seeking referrals from existing clients, and expanding its business network. For the years ended December 31, 2024 and 2023, Keystone Capital provided asset management services to 73 and 79 clients, respectively. The AUM of Keystone Capital was HK$3.1 billion (equivalent to approximately US$397.44 million) and HK$2.6 billion (equivalent to approximately US$333.33 million), as of December 31, 2024 and 2023, respectively. We believe that the quality of Keystone Capital’s services and its client-centric culture have contributed to a generally steady client base.

Keystone Capital does not hold client’s assets or funds, which are instead placed under the custody of different financial institutions. Keystone Capital has entered into external asset management agreements with financial institutions and receives retrocession fees for facilitating its clients in opening accounts, placing funds under custody and purchasing investment products or services at these institutions. As Keystone Capital derives income from its financial institution partners, it did not charge clients any performance fees or management fees. For the years ended December 31, 2024 and 2023, Keystone Capital received retrocession fees from seven and five financial institutions, respectively.

Attributable mainly to the increase of an increase in the assets under management during the year ended December 31, 2024, our revenue increased from approximately US$1.0 million for the year ended December 31, 2023 to approximately US$1.9 million for the year ended December 31, 2024; while our profit before tax increased from approximately US$13,000 to approximately US$0.9 million in the corresponding periods.

Awards and Recognitions

Over the years, we have established ourselves as a trusted name in asset management industry. Our commitment to excellence is reflected in the numerous awards and accolades we have received. Below is a selection of our recent notable achievements.

Award	Issuing organization	Year
Performance Award for Corporate – Sustainability Impact for SDGs	United Nations Global Leadership & ESG Programme, SDG Impact and Sustainable Development Goals	2025
Best Discretionary Portfolio Manager – Bonds	iFAST Wealth Advisers Awards 2022	2022
Hong Kong’s Most Outstanding Services Awards 2021	HKMOS	2021

Keystone Capital has actively participated in various investment-related forums and seminars. Mr. Tak Chiu, CHAN, the chief executive officer, director and the Chair of the board of directors of the Company, was a guest speaker at the first ESG and Green Finance Forum cum Recognition Ceremony in 2021, co-hosted by HKET and Excellent ESG Recognition Scheme. Mr. Chan was also a speaker at an investment banking related seminar (2021) held by HKUSPACE Financial Planning Alumni Society, an investment forum related to carbon neutrality (2021), hosted by The Chinese Manufacturers’ Association of Hong Kong, and a lecture on family office and trust planning (2023), co-hosted by AIA and Keystone Capital.

Competitive Strengths

High client satisfaction and client retention

We serve a diverse and solid base of customers. Our clients are primarily high net worth individuals, Family Offices and institutional investors in Hong Kong. For the years ended December 31, 2024 and 2023, we served 73 and 79 clients, respectively. A diversified and solid customer base will help mitigate the negative effect caused by fluctuations in market conditions. We believe that Keystone Capital has a reputable brand image among our clients. As an asset management services provider, through our Operating Subsidiary, we focus on the quality of services and maintain a loyal client base. Our Operating Subsidiary measure client satisfaction by conducting client satisfaction surveys mostly via telephone calls, instant messaging or in-person meetings to collect accurate feedbacks about our services from clients. For the years ended December 31, 2024, Keystone Capital recorded a client retention rate of over 85%. The number of clients who have engaged Keystone Capital continuously reflects the level of client retention in our business. To this end, Keystone Capital strives to explore its clients’ needs and offer its clients with best suited products or services, so that it can build longer-term and more stable relationships with clients. We believe that Keystone Capital has been successful at leveraging the influence and network of its existing clients to grow its client base.

Carefully selected financial institutions partners for introduction to our clients

With respect to our discretionary account services, Keystone Capital carefully selects and introduces to its clients highly desirable financial institutions that not only act as external custodian of the clients’ funds and assets, but also offer a diverse range of investment products designed to meet the needs of different investors. Keystone Capital has adopted specific criteria in selecting the financial institutions that it partners with and perform rigorous due diligence before it makes recommendation to its clients. Our selection process is guided by a commitment to ensuring that clients have access to reputable and reliable financial institutions that align with their investment objectives and risk profiles. Keystone Capital evaluates potential partners based on several key factors, including their financial stability, regulatory compliance, breadth of investment offerings, technological infrastructure, and service quality. We are dedicated to fostering long-term relationships with our financial institutions partners, ensuring that our clients benefit from a well-curated selection of investment products and services.

Effective risk management and internal control system

We have maintained effective risk management systems and internal control systems, enabling us to identify, evaluate, mitigate and manage credit, market and operational risks in our business. Our risk management structure, which encompasses our directors, our compliance officer and responsible officer has established a risk management system which enable us to conduct real-time monitoring of potential risks. In addition, pursuant to our stringent risk management policies in place, we regularly perform sensitivity analysis and stress testing procedures for various risk across our business lines to assist us in optimizing our asset allocation and mitigating risks. Our compliance officer regularly reviews our internal control system to identify and rectify any internal control deficiencies in a timely manner to ensure the stable growth of business. Based on our internal control system, we follow a thorough review and approval process with respect to each client and the launching of each project.

First-mover advantage in the external asset management (EAM) sector with strategic foresight

Our management team has been actively involved in the external asset management (EAM) business since as early as 2016, during the formative stage of the EAM market in Hong Kong. As one of the early entrants in the industry, we have accumulated years of experience and deep market insights in navigating the EAM model, which positions us ahead of many peers who entered the sector later. This first-mover advantage has enabled us to establish robust operational practices, build long-standing relationships with financial institutions, and develop a client-centric service model tailored to our clients. Our early strategic positioning in the EAM sector reflects the foresight of our management and underscores our commitment to adapting to evolving client needs and global wealth management trends.

Experienced management team

We are led by a team of experienced professionals who formulate investment strategies, monitor compliance and financial performance, and manage daily operations with an aim to provide quality services to our clients in a reliable, efficient and professional manner. In particular, both Mr. Tak Chiu, CHAN and Mr. Wing Kin, SIU, being directors, each have around 20 years of experience in the financial services industry. With their expertise and knowledge, we believe that we will be able to respond and cope with the rapidly evolving and fluctuating market environment.

Growth Strategies

Our principal business objective is to further develop into a well-rounded asset management service provider in Hong Kong. We intend to achieve our plan by adopting the following key strategies:

Continue to expand our discretionary accounts services business

Throughout our operating history, discretionary accounts services business has been our core income generating source and we have experienced tremendous growth in our client base since our establishment. We believe it is vital for us to strive to strengthen our competitiveness and expand our market share. We intend to strengthen our manpower by recruiting additional account executives. We intend to recruit talents from the financial industry to provide quality services to clients. We believe that by investing in our human resources we would be able to increase our work capacity and maintain the consistency in our service quality.

Expanding our client network

While maintaining a loyal and diverse customer base is crucial for Keystone Capital to sustain its business in this competitive industry, attracting new clients is equally important for Keystone Capital to maintain growth. Keystone Capital intends to target high net worth customers by providing quality asset management services to manage their investment and wealth. It plans to expand its client base by (i) enhancing Keystone Capital’s reputation through listing on Nasdaq; (ii) extending and enhancing our sales and marketing capabilities with new full-time hires focusing on business development, preferably with extensive experience in the industry; and (iii) increasing its exposure by more active contact with professional parties and existing clients to strengthen business relationships.

Strengthening our research capabilities

Keystone Capital plans to enhance its research capabilities to improve its asset management services by continuously recruiting and employing talented analysts from different industry background and capital market exposure. It will expand the breadth and depth of research of different types of securities, including equities, fixed income products, private equity funds and other asset classes, to increase its investment pool, creating quality research for our internal use and ultimately increasing our investment return of its asset under management. The Company believes that by creating strong returns for Keystone Capital’s clients, it can build a successful track record to attract more funds from its existing or potential clients.

Build up our presence as investment manager of fund

Leveraging its track record and expertise in discretionary accounts services, Keystone Capital has recently expanded into the field of fund management. Keystone Multi Strategy OFC, a Hong Kong private umbrella open-ended fund registered with the SFC, was launched in January 2025 for subscription. Keystone Capital was appointed and serves as the investment manager of Keystone Multi Strategy OFC.

Set forth below are details of Keystone Multi Strategy OFC:

Management fees	:	0.7% of the net asset value on a quarterly basis
Performance fees	:	Not applicable
Amount of AUM	:	Approximately US$3 million as at March 31, 2025
Composition of the fund	:	(a)	Not less than 50% of the gross asset value in fixed income assets with an investment grade not lower than BBB- or an equivalent grade, as credited by an international rating agency;
		(b)	Not more than 30% of the gross asset value in assets with no investment grade credited by an international credit rating agency; and
		(c)	Not more than 10% of the gross asset value in non-financial or other less comment asset class(es).

We expect our fund management will start generating income, in terms of management fees, to Keystone Capital during the year ending December 31, 2025. Going forward, Keystone Capital aims to expand its fund management business by introducing additional sub-funds under Keystone Multi Strategy OFC, diversifying investment strategies, and/or securing additional engagement as investment manage with other funds. We plan to leverage our expertise to attract institutional and high-net-worth investors while enhancing our research capabilities and investment processes to align with market trends. Additionally, we will strengthen our operational infrastructure to support business growth and ensure efficient fund management. Through these initiatives, we seek to solidify our position as a reputable investment manager and generate sustainable revenue from management fees.

Expanding our financial institutions partners

To further enhance the breadth and flexibility of investment solutions available to our clients, we intend to expand our network of financial institution partners. Keystone Capital has adopted a rigorous selection and due diligence process to ensure our partners meet high standards in terms of financial stability, product offerings, regulatory compliance, and client servicing capabilities. By forging new relationships with reputable financial institutions in Hong Kong and overseas markets, we aim to (i) increase the variety of custodial and investment product options available to our clients; (ii) optimize retrocession fee arrangements; and (iii) diversify counterparty exposure and operational resilience. Strengthening our institutional network will also allow us to better match clients with platforms that align with their specific investment preferences and needs, thereby enhancing our overall service proposition and client satisfaction.

Enhancing our IT infrastructure and developing our own mobile application

As part of our strategy to elevate the client experience and improve internal operational efficiency, we plan to enhance our technology infrastructure and develop a proprietary mobile application. The proposed mobile application will serve as a centralized platform for client interaction, enabling clients to view investment portfolios, receive customized reports, access market insights, and communicate securely with their designated account executives. Internally, we will leverage upgraded systems to streamline compliance monitoring, risk management, and portfolio management processes. These technological upgrades are expected to increase service efficiency, support scalability, and strengthen our positioning as a modern and tech-enabled asset management firm.

To promote and enhance our brand

We believe that our market reputation and clients’ confidence in our brand are essential to our success. As such, we intend to enhance our corporate image and industry position by conducting additional marketing and public relation activities, such as participating in additional industry events and marketing activities in Hong Kong. Leveraging our established reputation in Hong Kong, we believe by enhancing our brand image we will be able to broaden our client base.

Our Services

(i) Discretionary accounts services

Keystone Capital manages discretionary accounts for its clients. Discretionary account services refer to an investment management arrangement where clients entrust an external asset manager, such as Keystone Capital, with the authority to manage their investment portfolios on their behalf. Under this arrangement, Keystone Capital exercises investment discretion based on the client’s predefined objectives, risk tolerance, and financial goals, without requiring prior approval for each individual transaction. Keystone Capital’s responsible officers review and assess the approved pool of securities, allocation and concentration risks of the discretionary account on a regular basis. Its compliance team monitors the trade executed and the security portfolio of the discretionary account on a daily basis to ensure that the investments fall within the investment objective and strategies of the customer.

By leveraging Keystone Capital’s expertise, clients benefit from professional portfolio management that is tailored to their specific needs. This includes asset allocation, security selection, risk management, and continuous portfolio rebalancing to optimize returns while mitigating risks. Our investment decisions are guided by a disciplined approach that incorporates market analysis, due diligence, and an understanding of our clients’ financial aspirations.

Pre-engagement assessment

For potential client that intends to authorize Keystone Capital to manage his/her account, we conduct the client acceptance procedure, including due diligence on the client’s background and sources of funds, and risk assessment by our compliance team.

Structure and governance of discretionary accounts

To formalize the engagement, the clients enter into discretionary asset management agreements with Keystone Capital, authorizing us to execute investment decisions on their behalf. The clients, upon our recommendation, will also open account with custodian — typically reputable financial institutions in Hong Kong or Singapore, and place their assets in the account under their ownership. In parallel, Keystone Capital enters into external asset management agreements with the custodians. These institutions provide safekeeping of clients’ funds and assets while facilitating the execution of investment transactions.

While delegating investment authority, clients retain full ownership of their assets and maintain the ultimate right to terminate our appointment at their discretion. This ensures a structured yet flexible investment framework, allowing clients to benefit from professional management while preserving their financial autonomy.

By offering discretionary account services, Keystone Capital provides clients with a professionally managed investment experience that is designed to optimize capital growth, enhance portfolio diversification, and ensure strategic asset allocation, all while maintaining full regulatory compliance and the highest fiduciary standards.

(ii) Investment manager of fund

Leveraging its track record and expertise in discretionary accounts services, Keystone Capital has recently expanded into the field of fund management. Keystone Multi Strategy OFC, a Hong Kong private umbrella open-ended fund registered with the SFC, was launched in January 2025 for subscription. Keystone Capital was appointed and serves as the investment manager of Keystone Multi Strategy OFC. Under the engagement, Keystone Capital provides asset management services by acting as investment manager for the fund. Keystone Capital enters into an investment management agreement with the fund to act as the investment manager, to invest and re-invest the assets of the fund in accordance with the fund’s investment strategy. In return for these services, Keystone Capital will receive a management fee. The assets of the fund are held and maintained by an external custodian, which is a trustee company operated by an established bank in Hong Kong. Each investor of the fund retains the beneficial ownership and control over their shares / interests in the fund, while they shall not be involved in the day-to-day management of their shares / interests.

In connection with the launch of Keystone Multi Strategy OFC, Keystone Capital applied for and received a government grant under the Hong Kong government’s Grant Scheme for Open-ended Fund Companies and Real Estate Investment Trusts (the “Grant Scheme”). The Grant Scheme is designed to subsidize eligible establishment costs incurred in setting up private OFCs, covering up to 70% of such costs and subject to a cap of HK$500,000 per fund. During the year ended December 31, 2024, the Company recognized approximately US$59,809 in government grants as other income. This one-time grant supported the initial establishment of the fund but does not form a recurring component of our revenue model. Rather, it represents a supportive incentive from the Hong Kong government to encourage the development of the local fund industry and was aligned with our strategic move into the fund management sector.

Our fund management service did not generate any income to Keystone Capital during the two years ended December 31, 2024 and 2025. We expect our fund management service will start generating income, in terms of management fees, to Keystone Capital during the year ending December 31, 2025.

(iii) Introduction and referral

By leveraging its network, Keystone Capital provides client referral services to financial institutions pursuant to referral agreements. Under such arrangements, Keystone Capital introduces its clients to financial institutions and, in return, receives a fixed percentage point, determined in accordance with the relevant referral agreement, on the amount of transactions executed between the referees and the financial institutions to whom the referees are referred. Keystone Capital’s role under the referral agreements is limited to client introduction; it does not manage or administer the client assets maintained with the financial institutions. The material terms of the referral agreements are summarized as follows:

Principal terms	Descriptions
Scope of service:	The Company introduces or refers clients to the financial institution.
Term of the contract:

The contract remains in effect for an initial period of 12 months, as specified in the relevant agreement; or until terminated by either party in accordance with the termination provisions.

The term of each referral agreement may vary depending on the specific terms agreed with each financial institution.

Introduction/ referral fee to the Company:

A percentage agreed with the financial institution of the transaction amount between the referees and the financial institutions to whom the referees are referred, as mutually agreed upon.

The applicable percentage of each referral agreement may vary depending on the specific terms agreed with each financial institution.

Termination provision:

In general, the parties are entitled to terminate the agreement at any time from the effective date of the agreement by giving a prior 30- to 90-day written notice to the other party, while some agreements may specify a minimum effective period before termination is allowed.

The applicable notice period of each referral agreement may vary depending on the specific terms agreed with each financial institution.

The Company recognizes commission income from the financial institutions when the transaction and the performance is completed. During the years ended December 31, 2024 and 2023, the Company recognized approximately US$250,032 and US$72,564 commission income from the financial institutions, respectively.

Our Clients and Financial Institutions Partners

Our clients are primarily high net worth individuals, Family Offices and institutional investors in Hong Kong. To formalize the engagements, the clients enter into discretionary asset management agreements with Keystone Capital, authorizing us to execute investment decisions on their behalf. For the years ended December 31, 2024 and 2023, we had provided discretionary account services to 73 and 79 clients, respectively. Set forth below is the geographical breakdown of our client base:

	As of December 31,
Region/ Country	2024	2023
Hong Kong	50	55
Mainland China	16	16
Others(Note)	7	8
Total	73	79

Note: Others including Macau, Canada and Germany.

Under the terms of our agreements, Keystone Capital does not charge performance fees nor management fees for our discretionary account services. For the two years ended December 31, 2024 and as at date of prospectus, we did not generate revenue from performance fees or management fees under our discretionary account services. This decision reflects our commitment to offering cost-effective investment solutions while maintaining transparency in our fee structure.

Instead of charging clients directly, Keystone Capital generate its income through retrocession fees from financial institutions. These fees are earned for facilitating account openings, placing funds under custody, and enabling clients to purchase investment products and services. The retrocession fees are determined based on a pre-agreed mechanism outlined in the respective external asset management agreements with our financial institution partners. Under the external asset management agreements with our financial institution partners, Keystone Capital is entitled to receive between 25% and 65% of the net fee income generated and received by these partners from our clients after deducting any commission, fees or charges that our financial institution partners may have to pay to any third party (“Net Fee Income”). For the fiscal years ended December 31, 2024 and 2023, the median percentage that Keystone Capital was entitled to receive were 50% and 50%, respectively. The Net Fee Income would mainly include custody fees, fund trailer fees, commission income from securities broking transactions of our clients, subscription fees and management fees from fund dealing transactions of our clients and transaction spreads charged for executing bond trades on behalf of our clients. These retrocession fees are being paid to us on a monthly or quarterly basis and are not deducted from our clients’ assets under management but are paid as a separate and additional fee by our financial institution partners. By adopting this approach, we ensure that our clients can benefit from professional discretionary account management without incurring additional direct fees to us.

We recorded revenue of 99.8% and 100.0% from our top five financial institutions partners for the years ended December 31, 2024 and 2023, respectively. The following table sets out the percentage of revenue generated from our financial institutions partners:

For the year ended December 31, 2024:

	Background	Revenue %
Largest financial institution partner	A licensed bank incorporated in Hong Kong and a subsidiary of a bank headquartered in Singapore	42.1
2nd largest financial institution partner	A corporation licensed to carry out type 1 (dealing in securities) and type 4 (advising on securities) regulated activities under the SFO	27.3
3rd largest financial institution partner	A licensed bank incorporated in Hong Kong and a subsidiary of a U.K. corporation	17.5
4th largest financial institution partner	A bank headquartered in Germany with branches worldwide	8.2
5th largest financial institution partner	A bank headquartered in Switzerland with branches worldwide	4.7
Total		99.8

For the year ended December 31, 2023:

	Background	Revenue %
Largest financial institution partner	A licensed bank incorporated in Hong Kong and a subsidiary of a bank headquartered in Singapore	48.8
2nd largest financial institution partner	A licensed bank incorporated in Hong Kong and a subsidiary of a U.K. corporation	21.8
3rd largest financial institution partner	A bank headquartered in Germany with branches worldwide	19.2
4th largest financial institution partner	A bank headquartered in Switzerland with branches worldwide	6.8
5th largest financial institution partner	A corporation licensed to carry out type 1 (dealing in securities) and type 4 (advising on securities) regulated activities under the SFO	3.4
Total		100.0

Sales & Marketing

Our sales and marketing function is primarily performed by our management and account executive team who are responsible for maintaining relationships with the management of existing clients, exploring sales lead from new clients. Our engagements generally originate from the networks of our management and our account executive team, referrals from existing clients and direct approaches by clients due to our market reputation. Our management will attend investment seminars and industry events, and as guest speakers to increase our exposure and be able to reach out to new potential clients directly. We maintain a company website which showcases our corporate profile.

Licenses and Regulations

The financial services market in Hong Kong is highly regulated. Our principal business and our responsible personnel are subject to a number of legislations and regulations and the rules of the HKSFC. In particular, due to the licensing requirements of the HKSFC, Keystone Capital, our Operating Subsidiary, is required to obtain necessary licenses to conduct its business in Hong Kong and its business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC.

As of the date of this prospectus, Keystone Capital is currently licensed under the SFO to carry on Type 1 (dealing in securities) regulated activities in Hong Kong, Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong. See “Regulations — Licensing regime under the SFO.” These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. We are subject to continuing regulatory obligations and requirements. See “Regulations — Licensing requirements.”

During the years ended December 31, 2024 and 2023, and up to the date of this prospectus, we had obtained all requisite licenses, permits, and certificates necessary to conduct our operations as set out in this prospectus and we had complied with all applicable laws, regulations, rules, codes, and guidelines in Hong Kong in connection with our business and operation in all material respects.

Insurance

We maintain employees’ compensation insurance for our directors and employees at our office, which covers liabilities arising from death, injury, or disability of employees under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) and at common law for work-related injuries. In addition, we provide medical insurance for eligible employees, covering outpatient consultations, hospitalization, and other medical expenses, as part of our commitment to employee welfare.

Furthermore, we maintain office insurance to protect against potential risks associated with our business operations, including coverage for office premises, equipment, and liabilities arising from unforeseen incidents such as property damage, fire, or theft. We believe that our current insurance policies provide adequate protection for our employees and operations.

Properties

As of the date of this prospectus, we do not own any real property and we are party to the following lease agreement:

Location	Term of Lease	Usage
1902-3A, 19/F, FWD Financial Centre, 308-320 Des Voeux Raod Central, Sheung Wan, Hong Kong	17 September 2024 to 16 May 2027	Office

Our Employees and Account Executives

We had four full-time employees and one part-time, four full-time employees, and four full-time employee as of December 31, 2024, 2023 and 2022, respectively. All of our employees are stationed in Hong Kong. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2024:

	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022
Function	Number of full-time Employees	Number of part-time Employee	Number of full-time Employees	Number of part-time Employee	Number of full-time Employees	Number of part-time Employee
Management	2	-	2	-	2	-
Business operation	1	-	1	-	1	-
Administrative	1	1	1	-	1	-
Total	4	1	4	-	4	-

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package for employees includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

Account executives are independent licensed professionals who work under contract with Keystone Capital and serve to source clients and client relationships for it. Account executives are individuals who are licensed by the SFC to perform regulated activities for a licensed financial institution. The account executives are required to apply for approval from the SFC as a licensed representative accredited to the licensed financial institution and the account executives can only work under one licensed financial institution at the same time. Therefore, the account executives are exclusive such that they cannot provide the same or similar services for another company at the same time. Keystone Capital has four account executives as of December 31, 2023 and 2024.

All account executives have contractual arrangements with Keystone Capital. Contractual arrangements for account executives do not have a fixed term. The contractual arrangements with our account executives may be terminated by either party by giving advance notice as required by each specific agreement. All account executives are independent third parties to Keystone Capital. The commissions payable to our account executives are based on the associated revenue generated by Keystone Capital from those clients procured by those account executives. Keystone Capital settles the commission to the account executives quarterly.

Intellectual Property

We are the registered owner of the domain name https://www.kstonecapital.com/. As of the date of this prospectus, we have not registered any trademark, design and patent.

Seasonality

Up to the date of this prospectus, we have not experienced any pronounced seasonality.

Legal Proceedings

As of the date of this prospectus, we had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims which would have a material adverse impact on the operations, financial position and reputation of our Group.

REGULATIONS

Overview

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Licensing regime under the SFO

Licensing and Registration under the SFO Administered by the HKSFC

The HKSFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

The HKSFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the HKSFC with multiple roles and sets out its regulatory objectives, including:

i.	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

ii.	to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

iii.	to provide protection for members of the public investing in or holding financial products;

iv.	to minimize crime and misconduct in the securities and futures industry;

v.	to reduce systemic risks in the securities and futures industry; and

vi.	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

Overview of licensing regime

Generally, the SFO provides that a corporation which is not an authorized financial institution and is (i) carrying on a business in a regulated activity (or holding out as carrying on a business in a regulated activity); or (ii) actively marketing (whether in Hong Kong or from a place outside Hong Kong) to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong, has to be licensed by the HKSFC to carry out that regulated activity, unless one of the exemptions under the SFO applies.

In addition, an individual performing a regulated function (meaning any function performed for or on behalf of or by arrangement with the person relating to the regulated activity, other than work ordinarily performed by an accountant, clerk or cashier) for the principal which is a licensed corporation in relation to a regulated activity carried on as a business has to be licensed separately under the SFO as a Licensed Representative accredited to the principal.

For each regulated activity conducted by a licensed corporation, it must appoint no less than two Responsible Officers, at least one of them must be an executive director, to supervise the business of such regulated activity. As defined in section 113(1) of the SFO, “executive director’’, in relation to a licensed corporation, means a director of the corporation who (i) actively participates in; or (ii) is responsible for directly supervising the business of a regulated activity for which the corporation is licensed. All the executive director(s) must seek the HKSFC’s approval as Responsible Officer(s) accredited to the licensed corporation.

The same individual could apply to be a Responsible Officer for more than one regulated activity simultaneously provided that he/she meets the fit and proper (including competence) requirements for the regulated activity concerned, and demonstrate that there is no conflict of interest for he/she to carry on the regulated activities concurrently. In addition, the same individual could apply to be a Responsible Officer for more than one licensed corporation simultaneously provided that he/she can demonstrate there is no conflict of interest.

It is an offence for a person to conduct any regulated activity without the required license.

Types of regulated activities

Schedule 5 to the SFO stipulates 10 types of regulated activities, namely:

●	Type 1: Dealing in securities

●	Type 2: Dealing in futures contracts

●	Type 3: Leveraged foreign exchange trading

●	Type 4: Advising on securities

●	Type 5: Advising on futures contracts

●	Type 6: Advising on corporate finance

●	Type 7: Providing automated trading services

●	Type 8: Securities margin financing

●	Type 9: Asset management

●	Type 10: Providing credit rating services

As of the date of this prospectus, we are licensed for and carried on Type 1, Type 4 and Type 9 of the above regulated activities. The foregoing licenses of our Group have no expiry date and remain in force until suspended or revoked, subject to certain continuing obligations, such as payment of annual fee and submission of annual return.

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated and the licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the HKSFC.

Responsible Officer

A Licensed Representative who is also approved as a Responsible Officer under section 126 of the SFO to supervise the regulated activity of the licensed corporation to which he/she is accredited.

Licensed representative

An individual who is granted a license under section 120(1) of the SFO to carry on one or more regulated activities for a licensed corporation to which he/she is accredited.

Licensing requirements

Fit and proper requirements

Section 116(3) of the SFO provides that the HKSFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the HKSFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the HKSFC.

In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the HKSFC shall, in addition to any other matter that the HKSFC may consider relevant, have regard to the following:

●	financial status or solvency;

●	educational or other qualifications or experience having regard to the nature of the functions to be performed;

●	ability to carry on the regulated activity concerned competently, honestly and fairly; and

●	reputation, character, reliability and financial integrity of the applicant and other relevant persons as appropriate.

The above fit and proper criteria serve as the fundamental basis when the HKSFC considers each license or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence issued by the HKSFC.

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong and the licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the HKSFC. Detailed guidelines to meet the requirements and expectations of the HKSFC are contained in the following documents issued by the HKSFC:

●	the Guidelines on Competence;

●	the Code of Conduct;

●	Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC;

●	the Fit and Proper Guidelines;

●	the Corporate Finance Adviser Code of Conduct published by the HKSFC in October 2013 (the “CFA Code”); and

●	the Fund Manager Code of Conduct published by the HKSFC in November 2018.

Responsible Officer

A person who intends to apply to be a Responsible Officer must demonstrate that he/she fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge and experience to properly manage and supervise the corporation’s regulated activity(ies). Accordingly, the applicant has to fulfil certain requirements on academic or professional qualifications, industry experience, management experience and regulatory knowledge as stipulated by the HKSFC.

Key ongoing obligations

Remaining fit and proper

Licensed corporations, Licensed Representatives, Responsible Officers and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the HKSFC.

Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the FRR. The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities:

	Minimum paid-up share capital (HK$)	Minimum liquid capital (HK$)
Regulated activity
Type 1 (dealing in securities)
(a) in the case where the corporation is an approved introducing agent or a trader	N/A	500,000
(b) in the case where the corporation provides securities margin financing or acts as a custodian of a private Open-ended Fund Companies	10,000,000	3,000,000
(c) in any other case	5,000,000	3,000,000

Type 4 (advising on securities)
the case where the corporation is subject to the licensing condition that it shall not hold customer assets	N/A	100,000
any other case	5,000,000	3,000,000

Type 9 (asset management)
the case where the corporation is subject to the licensing condition that it shall not hold customer assets	N/A	100,000
any other case	5,000,000	3,000,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities.

Further, pursuant to the FRR, liquid capital is the amount by which a licensed corporation’s liquid assets exceeds its ranking liabilities where (i) liquid assets are the amount of assets held by the licensed corporation, adjusted for such factors to take into account liquidity of certain assets as well as credit risks; and (ii) ranking liabilities are the sum of liabilities on the balance sheet of the licensed corporation (including, without limitation, any amounts payable by it in respect of any overdraft or loan, any accrued interest payable to any other person, accrued expenses, taxes and provisions for contingent liabilities), adjusted for such factors to take into account market risks and contingency. The method of calculating liquid assets and ranking liabilities is set out in Divisions 3 and 4 of the FRR respectively.

The FRR stipulates that a licensed corporation shall maintain minimum liquid capital at all times which shall be the higher of the amount of (a) and (b) below (as applicable to our Group):

(a)	the amount of minimum liquid capital as set out in the table above; and

(b)	its variable required liquid capital, meaning the basic amount which is 5% of the aggregate of:

a.	the licensed corporation’s on-balance sheet liabilities including provisions made for liabilities already incurred or for contingent liabilities but excluding certain amounts stipulated in the definition of “adjusted liabilities” under the SFO;

b.	the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its customers; and

c.	the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its customers, to the extent that such contracts are not subject to the requirement of payment of initial margin requirement.

If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the higher or the highest amount required amongst those regulated activities applied for.

Notification to the HKSFC of certain events and changes

Pursuant to sections 123 and 135 of the SFO and the Securities and Futures (Licensing and Registration)(Information) Rules (Chapter 571S of the Laws of Hong Kong), licensed corporations, licensed individuals and registered institutions are required to notify the HKSFC within the specified time limit of certain events and changes in their particulars, which include, inter alia, any intended cessation to carry on any regulated activity for which he/she/it is licensed, any intended change of address at which it proposes to carry on the regulated activity for which it is licensed and any cessation to be a director of a licensed corporation.

Submission of audited accounts

Section 156(1) of the SFO provides that licensed corporations and associated entities of intermediaries (except those which are authorized financial institutions) shall submit their audited accounts and other required documents within four months after the end of each financial year.

If a licensed corporation ceases carrying on all of the regulated activities for which it is licensed, it should submit to the HKSFC its audited accounts and other required documents, made up to the date of cessation, not later than four months after the date of the cessation. The same requirement applies to an associated entity (which is not an authorized financial institution) of an intermediary upon its ceasing to be an associated entity of the intermediary under section 156(2) of the SFO.

Submission of financial resources returns

Licensed corporations are required to submit monthly financial resources returns to the HKSFC. However, pursuant to section 56 of the FRR, corporations that are licensed only for Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 9 (asset management) and/or Type 10 (providing credit rating services) regulated activities and whose licenses are subject to the condition that they shall not hold client assets, are only required to submit semi-annual financial resources returns.

As of the date of this prospectus, Grande Capital is subject to the condition that it shall not hold client assets.

Payment of annual fees

Sections 138(1) and (2) of the SFO provide that each licensed person or registered institution shall pay an annual fee to the HKSFC within one month after each anniversary date of his/her/its license or registration. Failure to make full payment of the annual fee before the due date will attract a surcharge on the outstanding amount and possible suspension and revocation of a license or registration under sections 138(3), 195(4)(a) and195(6) of the SFO.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the HKSFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training (“CPT’’)

Licensed corporations and registered institutions are primarily responsible for designing and implementing a continuous education programme best suited to the training needs of the Licensed Representatives or relevant individuals they engage.

With effect from January 2022, licensed individuals and relevant individuals of registered institutions are required to complete 10 CPT hours per calendar year, regardless of the number and types of regulated activities he or she engages in. Five of these 10 CPT hours must be on topics directly relevant to the regulated activities for which he or she is licensed at the time the CPT hours are undertaken. Individuals who engage in the sponsor work or Codes on Takeovers transaction work for a firm are required to attend 2.5 CPT hours per calendar year on topics that are relevant to their sponsor work or Codes on Takeovers advisory work. Responsible officers and executive officers required to take two additional CPT hours per calendar year on regulatory compliance.

Obligation for substantial shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for the HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed undersection 116 of the SFO. A person who has become aware that he/she/it has become a substantial shareholder of a licensed corporation without the HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he/she/it becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

Variation of regulated activity specified in license or certificate of registration

Under section 127(1) of the SFO, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC to vary the regulated activity specified in its license or certificate of registration. Prior approval would also need to be obtained from the HKSFC in cases such as addition or reduction of regulated activity, modification or waiver of licensing conditions and change of financial year end.

Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation relevant to our business:

●	payment of the prescribed fees to the HKSFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

●	keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

●	exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

●	compliance with business conduct requirements under the Code of Conduct, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC and other applicable codes and guidelines issued by the HKSFC.

Hong Kong Regulatory Requirements Relating to Retrocession Fees

In Hong Kong, the receipt of retrocession fees — commissions or rebates received by licensed asset managers from third-party product providers in respect of client investments — is subject to regulatory oversight under the Code of Conduct, particularly when handling discretionary accounts.

Paragraph 7.2 of the Code of Conduct requires licensed corporations providing discretionary account management services to ensure that all fees, commissions, or other monetary benefits received from third parties in connection with transactions executed for clients’ accounts are properly disclosed to clients. In particular, licensed firms are expected to disclose the existence, nature, and scope of such monetary benefits, and to avoid conflicts of interest by ensuring that such benefits do not impair their duty to act in the best interests of their clients. In addition, the HKSFC requires that disclosure must be made both at the inception of the client relationship and, where applicable on a regular or transactional basis.

In line with the regulatory requirements, Keystone Capital provides appropriate disclosure to its discretionary account clients regarding any retrocession fees received from third-party financial institutions. Such disclosures are communicated to clients at the outset of the engagement and, where applicable, on an ongoing basis. The content and manner of such disclosures are determined with reference to applicable regulatory requirements and are updated from time to time as necessary to reflect changes in arrangements or regulatory expectations.

All retrocession fees received by Keystone Capital are paid and received in Hong Kong. As of the date of this prospectus, Keystone Capital is not aware of any regulatory restrictions in Hong Kong that prohibit or materially limit the receipt of such retrocession fees, provided that appropriate disclosure and conflict management measures are in place.

Provision of Asset Management Services in Hong Kong to Mainland-China Based Individuals

All client accounts are opened and maintained in Hong Kong under our management, and all our investment transactions and order executions are conducted in Hong Kong. We do not maintain any offices, conduct any sales or marketing activities, or operate in any form within Mainland China. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not presently have any plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and our subsidiary does not directly or indirectly hold any interest in any enterprises in Mainland China. Our Operating Subsidiary is subject to taxation in Hong Kong and has duly and timely paid its profit tax in Hong Kong. Based on the above factors, in the opinion of our Hong Kong counsel, David Fong & Co., as of the date of this prospectus, neither the Company, nor its subsidiary, are subject to regulatory oversight of the PRC authorities in providing asset management services to Mainland China-based individuals. This is supported by the fact that pursuant to the Basic Law of Hong Kong, national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong.

In addition, in the opinion of our Hong Kong counsel, David Fong & Co., as of the date of this prospectus, there are no applicable Hong Kong laws, regulations, or regulatory directives that restrict or prohibit Hong Kong licensed asset management firms from providing asset management services in Hong Kong to Mainland China-based individuals, provided that such services are conducted entirely within the jurisdiction of Hong Kong and in compliance with applicable Hong Kong laws and regulations.

Anti-Money Laundering and Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) published by the HKSFC.

In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i)	the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO’’) The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO.

(ii)	Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP’’) It is an offence under the DTROP if a person deals with any property knowing or having reasonable grounds to believe it in whole or in part directly or indirectly represents the proceeds of drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to make such disclosure constitutes an offence under the DTROP.

(iii)	Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO’’) The OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the courts jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

(iv)	United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO’’) The UNATMO provides that it would be a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related)services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

(v)	United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (“UNSO’’) The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. As at December 31, 2022, such sanctions cover jurisdictions such as Lebanon, Libya, Afghanistan, Democratic People’s Republic of Korea and the Democratic Republic of the Congo. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the above jurisdictions.

(vi)	Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”) The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counter-financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter-financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Employee Dealings

As mentioned in the Code of Conduct, a licensed or registered person should have a policy which has been communicated to employees (including directors other than non-executive directors) in writing on whether employees are permitted to deal or trade for their own accounts in securities, futures contracts or leveraged foreign exchange contracts. In the event that employees of a licensed or registered person are permitted to deal or trade for their own accounts in securities, futures contracts or leveraged foreign exchange contracts:

●	the written policy should specify the conditions on which employees may deal for their own accounts;

●	employees should be required to identify all related accounts (including accounts of their minor children and accounts in which the employees hold beneficial interests) and report them to senior management;

●	employees should generally be required to deal through the licensed or registered person or its affiliates;

●	if the licensed or registered person provides services in securities listed or traded on one of the Hong Kong exchanges or in derivatives, including over-the-counter derivatives written over such securities, and its employees are permitted to deal through another dealer, in those securities, the licensed or registered person and employee should arrange for duplicate trade confirmations and statements of account to be provided to senior management of the licensed or registered person;

●	any transactions for employees’ accounts and related accounts should be separately recorded and clearly identified in the records of the licensed or registered person; and

●	transactions of employees’ accounts and related accounts should be reported to and actively and monitored by senior management of the licensed or registered person who should not have any beneficial or other interest in the transactions and who should maintain procedures to detect irregularities and ensure that the handling by the licensed or registered person of these transactions or orders is not prejudiced to the interests of the licensed or registered person’s other customers.

A licensed or registered person should not knowingly deal in securities for another licensed or registered person’s employee unless it has received written consent from that licensed or registered person.

Supervision By the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a Responsible Officer;

●	prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Compliance with the Relevant Requirements

We confirmed that we have obtained all relevant licenses and certificates for our existing operations in Hong Kong and that we complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operations in all material respects during the year ended December 31, 2024 and 2023.

MANAGEMENT

Directors and Executive officers	Age	Position
Tak Chiu, CHAN	[48]	Chief Executive Officer, Chair of the board, and Director
Wing Kin, SIU	[58]	Chief Financial Officer and Director
[*]	[*]	Independent Director nominee(1)
[*]	[*]	Independent Director nominee(1)
[*]	[*]	Independent Director nominee(1)
____________

(1)	The appointment of the independent director nominees will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Tak Chiu, CHAN is the chief executive officer, director and the Chair of the board of directors of the Company and is responsible for our Group’s overall management, strategic planning and business development. Mr. Chan is a founder of Keystone Capital and has served as its managing director until October 2016. Mr. Chan subsequently re-joined Keystone Capital in February 2021 and has served as its chief executive officer since then. Mr. Chan has around 20 years of experience in asset management, advising on securities and business administration. From February 2011 to August 2015, Mr. Chan served as a director of Bank of China International Ltd. From October 2016 to August 2020, Mr. Chan served as the managing director of China Industrial Securities International Limited. From August 2020 to February 2021, Mr. Chan worked at CMBC Capital Holdings Limited as the head of private client department. Mr. Chan obtained a Bachelor of Computer Studies from the City University of Hong Kong in 2001 and a Master of Science (E-Commerce) from the Chinese University of Hong Kong in 2005.

Wing Kin, SIU is the chief financial officer and a director of the Company. Mr. Siu is responsible for our Group’s overall management, overseeing our financial reporting procedures, internal control and supervising all regulated activities. Mr. Siu joined Keystone Capital in November 2016 and has served as its management director since then. Mr. Siu has around 20 years of experience in asset management securities and banking industry. From September 2009 to April 2013, Mr. Siu worked as a head of branch of Bank of Communications HK Ltd. From April 2013 to July 2014, Mr. Siu served a private banker and securities director of Bank of China International Ltd. From August 2014 to October 2016, Mr. Siu served as the managing director of Keera Capital Limited, an asset management firm. Mr. Siu obtained a bachelor’s degree in business and management from the University of Portsmouth in 2002 and a master’s degree in finance from the Hong Kong Polytechnic University in 2009.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Chinese Communist Party Affiliations

None of the members of our board of directors or the boards of our consolidated foreign operating entities are officials of the Chinese Communist Party (“CCP”). None of the members of our board of directors or the boards of our consolidated foreign operating entities are or were members of, or affiliated with the CCP.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Terms of Directors

Pursuant to our Amended and Restated Memorandum and Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

Our board of directors will consist of five directors, comprising two executive directors and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board of directors or otherwise contained in the minutes of a meeting or a written resolution of the board of directors or any committee of the board of directors that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We will establish three committees under the board of directors immediately upon effectiveness: of an audit committee, a compensation committee and a nominating committee. Even though we are exempted from certain of the corporate governance standards because we are a foreign private issuer and a “controlled company,” we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [*], [*] and [*] upon the effectiveness of their appointments. [*] will be the chair of our audit committee. We have determined that [*] satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [*] qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [*], [*] and [*], upon the effectiveness of their appointments. [*] will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee will consist of [*], [*], and [*], upon the effectiveness of their appointments. [*] will be the chair of our nominating committee. We have determined that [*], [*], and [*] satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics; (ii) Insider Trading Policy that applies to our directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Agreements with Executive Officers and/or Directors

We have entered into employment agreements with our senior executive officers and/or directors.

On [*], 2025, Keystone Global Financial Group entered into separate employment agreements with: (a) Mr. Tak Chiu, CHAN, the Director, Chief Executive Officer, and the Chair of the Board of Directors; and (b) Mr. Wing Kin SIU, the Director and the Chief Financial Officer, respectively (collectively, the Directors and Officer Employment Agreements) (Mr. Chan and Mr. Siu are collectively referred as the Named Directors and Officers). The initial term of employment under the Directors and Officer Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Directors and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Directors and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the Directors and Officer Employment Agreements.

Pursuant to the Directors Employment Agreements, Mr. Chan and Mr. Siu will receive cash compensation of annual salary of HK$[*] (US$[*]) and HK$[*] (US$[*]), respectively from Keystone Capital Limited, the Operating Subsidiary, and nil and nil for Keystone Global Financial Group.

Keystone Global Financial Group is entitled to terminate their agreement for cause at any time without remuneration for certain acts of the Named Directors and Officers, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. The Named Directors and Officers have agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for their benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each Named Directors and Officers has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the Group, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Group or in the habit of dealing with the Group who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Group, and use a name including the words used by the Group in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Group.

Keystone Capital Limited, the Operating Subsidiary, also has entered standard employment agreements with Mr. Chan and Mr. Siu in the form of Letter of Employment on [*], and [*], respectively.

The Named Directors and Officers will continue to receive cash compensation, in the form of salary from the Operating Subsidiary.

Agreements with independent directors

We will enter into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Compensation of Directors and Executive Officers

For the years ended December 31, 2024 and 2023, we paid an aggregate of HK$2,101,193 (approximately US$269,282) and HK$3,692,040 (approximately US$471,572), respectively, as compensation to our directors and executive officers as well as an aggregate of HK$36,000 (approximately US$4,614) and HK$36,600 (approximately US$4,675), respectively, as contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus forma a part, for the fiscal year ended December 31, 2024, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this prospectus.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024 and 2023, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions since January 1, 2022, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Employment Agreements

See “Management — Agreements with Executive Officers and/or Directors” on page [88].

Private Placements:

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

As of the date of the incorporation of Keystone Global Financial Group, it was initially owned as to one (1) Ordinary Share held by Ogier Global Subscriber (Cayman) Limited. On May 13, 2025, Ogier Global Subscriber (Cayman) Limited transferred one (1) Ordinary Share to Shui Yuet, LAM for consideration of US$0.0001. That same day, Keystone Global Financial Group issued 720, 7,200, 11,789, 900, 11,790, 900, 900 and 1,800 Ordinary Shares to each of Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively, at a consideration of US$0.072, US$0.72, US$1.1789, US$0.09, US$1.179, US$0.09, US$0.09 and US$0.18, respectively, with reference to the nominal value of such Ordinary Shares. Immediately after the aforesaid transfer and issuance, Keystone Global Financial Group was owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares, respectively, by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP.

As of the date of the incorporation of Keystone Global Financial Group, it was owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively.

[On [*], the Company resolved and approved a share sub-division at a ratio of 1-for-[*] Ordinary Shares.]

Other Transactions with Related Parties

The following is a list of related parties which the Company has transactions with:

(a)	Ying King, LAU, a shareholder of the Company.

(b)	Wing Leung, SIU, a shareholder of the Company.

(c)	Keystone Holdings Worldwide Limited, controlled by Wing Leung, SIU, a shareholder of the Company and Ying King, LAU, a shareholder of the Company

(d)	Keystone Capital (Singapore) Pte Ltd, controlled by Ying King, LAU, a shareholder of the Company

(e)	Keystone Finance Limited, controlled by Ying King, LAU, a shareholder of the Company

(f)	Tak Chiu, CHAN, a director of the Company

(g)	Wing Kin, SIU, a director of the Company

(h)	Keystone Multi Strategy OFC, the Company is its investment manager

a. Due from shareholders

As of July 31, 2025, December 31, 2024, 2023 and 2022, the balances of due from shareholders were as follows:

	As of July 31,	As of December 31,
	2025	2024	2023	2022
Ying King, LAU (a) (1)	—	$437,710	$—	$—
Wing Leung, SIU (b) (1)	—	51,495	—	—
	—	$489,205	$—	$—

(1)	The balances represented the advances to shareholders. The amounts were unsecured, interest-free and repayable on demand. Subsequent to the year end, the entire amount has been fully settled.

b. Due from related parties

As of July 31, 2025, December 31, 2024, 2023 and 2022, the balances of due from related parties were as follows:

	As of July 31,	As of December 31,
	2025	2024	2023	2022
Keystone Holdings Worldwide Limited (c) (1)	—	$985,901	896,424	671,180
Keystone Capital (Singapore) Pte Ltd (d) (1)	—	44,116	43,093	42,346
Keystone Finance Limited (e) (3)	6,368	—	3,201	28,841
Keystone Multi Strategy OFC (h) (2)	3,850	—	—	—
	10,218	$1,030,017	$924,718	$742,367

(1)	The balances represented the advances to related parties. The amounts were unsecured, interest-free and repayable on demand. Subsequent to the year end, the entire amount has been fully settled.

(2)	The balances represented the expenses paid on behalf of the related party. The amount was unsecured, interest-free and repayable on demand.

(3)	The balances as at December 31, 2024, 2023 and 2022 represented the advances to related parties. The balances as at July 31, 2025 represented the subletting income receivable from the related party. The amount was unsecured, interest-free and repayable on demand.

c. Due to a related party

As of July 31, 2025, December 31, 2024, 2023 and 2022, the balances of due to a related company were as follows:

	As of July 31,	As of December 31,
	2025	2024	2023	2022
Keystone Finance Limited (e) (1)	—	$3,197	$—	$—

(1)	The balances represented the advances from a related party. The amounts were unsecured, interest-free and repayable on demand.

d. Due to directors

As of July 31, 2025, December 31, 2024, 2023 and 2022, the balances of due to directors were as follows:

	As of July 31,	As of December 31,
	2025	2024	2023	2022
Tak Chiu, CHAN (g) (1)	—	$135,607	$193,979	$126,576
Wing Kin, SIU (f) (1)	—	15,145	25,018	29,813
	—	$150,752	$218,997	$156,389

(1)	The balances represented the directors’ emoluments payable to directors. The amounts were unsecured, interest-free and repayable on demand.

e. Transactions with a related company

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties for the seven months ended July 31, 2025, the years ended December 31, 2024, 2023 and 2022:

	Seven months ended July 31,	Years Ended December 31,
	2025	2024	2023	2022
Subletting income from Keystone Finance Limited (1)	22,413	$38,447	38,318	38,311
Loan interest income from Keystone Finance Limited (2)	—	1,077	920	2,707
Director’s emoluments to Tak Chiu, CHAN (3)	(91,217)	(161,947)	(355,174)	(354,904)
Director’s emoluments to Wing Kin, SIU (3)	(85,314)	(107,335)	(116,398)	(106,957)

(1)	The transactions represented the income received from subletting part of its principal office to Keystone Finance Limited. The total amount of the subletting income as of the date when the transaction was entered into were US$22,413, US$38,447, US$38,318 and US$38,311 for the seven months ended July 31, 2025, years ended December 31, 2024, 2023 and 2022, respectively, as the subletting contract is renewed annually.

(2)	The transactions represented the interest income received from short-term loan provided to Keystone Finance Limited. The total amount of the loan interest income as of the date when the transaction was entered into were US$nil, US$1,077, US$920 and US$2,707 for the seven months ended July 31, 2025, years ended December 31, 2024, 2023 and 2022, respectively, as the short-term loans were less than 1 year and were repaid before each year end date.

(3)	The remuneration shown above reflects payments for services rendered as senior management of our operating subsidiary, and not compensation paid for service on the board of directors of Keystone Global Financial Group.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this Offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

The total number of shares outstanding prior to this offering is [*] Ordinary Shares. The total number of shares outstanding immediately after the completion of this offering is [*] Ordinary Shares, assuming the underwriters do not exercise their over-allotment option and assuming the initial public offering price is US$[*] per Ordinary Share, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this Offering			Ordinary Shares beneficially held immediately after this Offering
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares*		Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares*
Directors, Director Nominees and Named Executive Officers: †
Tak Chiu, CHAN	[*]	[32.75	]%
Wing Kin, SIU	—	—
[*]	—	—
[*]	—	—
[*]	—	—
All Directors and Executive Officers as a Group	[*]	[32.75	]%

5% or Greater Shareholders:
Shui Yuet, LAM(1)	[*]	[32.75	]%
Wing Leung, SIU(2)	[*]	[20	]%
Nga Sze, IP(3)	[*]	[5	]%

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of [*], being the number of Ordinary Shares outstanding as of the date of this prospectus.

†	The address of our directors and executive officers is 1902-3A, 19/F, FWD Financial Centre, 308-320 Des Voeux Road Central, Sheung Wan, Hong Kong.

(1)	The address of Shui Yuet, LAM is Flat A, 30/F, Tower 1, 8 King Ling Road, Metro Town, Tseung Kwan O, New Territories, Hong Kong

(2)	The address of Wing Leung, SIU is Flat H, 27/F., Block 2, Tierra Verde, Tsing Yi, New Territories, Hong Kong

(3)	The address of Nga Sze, IP is Flat D, 10/F, Block 10, The Palazzo, 28 Lok King Street, Shatin, New Territories, Hong Kong

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000, divided into [500,000,000] Ordinary Shares with a par value of US$[0.0001] each. All of our shares to be issued in the offering will be issued as fully paid.

Ordinary Shares

As of the date of this prospectus, there are [*] Ordinary Shares issued and outstanding.

As of the date of this prospectus, the Company has no outstanding options, warrants and other convertible securities.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[*]” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this Offering unless we receive a conditional approval letter from Nasdaq.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [*].

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Our Amended and Restated Memorandum and Articles of Association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of our Company lawfully available therefor. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account. Under the laws of the Cayman Islands, our Company may pay a dividend if the board of directors are satisfied, on reasonable grounds that, immediately after the distribution, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Amended and Restated Memorandum and Articles of Association. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to a vote at general meetings of our company. At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by the holders of a majority of in excess of fifty percent of the votes of those members entitled to vote and voting on the resolution, unless a poll is demanded. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have the corresponding vote(s) for the shares that such shareholder holds.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Transfer of Ordinary Shares

Subject to the restrictions contained in our Amended and Restated Memorandum and Articles of Association, the lock-up agreements as described in below and applicable securities laws any of our shareholders may transfer all or any of his or her ordinary shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. For so long as the Shares are listed on a Designated Stock Exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless (a) the Ordinary Shares are not fully paid up or on which our Company has a lien; (b) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four If the Directors refuse to register a transfer they shall, within one (1) month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst our shareholders in proportion to amount paid up on the shares held by them at the commencement of the winding up. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the capital paid up or which ought to have been paid up at the commencement of winding up on the shares held by them respectively.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our Amended and Restated Memorandum and Articles of Association.

Our Amended and Restated Memorandum and Articles of Association

We are in the process of amending and restating our memorandum and articles of association, which will be effective immediately prior to the completion of this offering. The following are summaries of the material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our memorandum and articles of association, which is currently effective, and the Amended and Restated Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, copies of which are filed or will be filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide notice counting from the date service is deemed to take place, stating the place, the day and the hour of the general meeting and, in the case of special business, the general nature of that business, to such persons who are entitled to receive such notices from the Company. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than one-third of the paid up voting share capital of the Company in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding in aggregate at least a majority of the paid up voting share capital of the Company shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present and entitled to vote shall be a quorum. At every meeting, the shareholders present shall choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Amended and Restated Memorandum and Articles of Association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there are two or less Directors shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a written notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended and Restated Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the Companies Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

The rights attached to our Shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued Shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

●	increase the share capital of our Company by new shares of such amount as it thinks expedient;

●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

●	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

As of the date of the incorporation of Keystone Global Financial Group, it was owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively.

[On [*], the Company resolved and approved a share sub-division at a ratio of 1-for-[*] Ordinary Shares.]

Issuance of additional Ordinary Shares

Our Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments. Accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with, inter alia, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Our post-offering articles of association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering articles of association provide that that we shall indemnify our directors, secretary and other officers (but not including the auditor) for the time being and from to time, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering articles of association provide that any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with our post-offering articles of association and the Companies Act and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. No such rights are provided in our post offering articles of association. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our current memorandum of association and post-offering articles of association may only be amended with a special resolution of our shareholders

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our current memorandum of association and post-offering articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum of association and post-offering articles of association governing the ownership threshold above which shareholder ownership must be disclosed

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there has not been a public market for our Ordinary Shares, and while we plan to list our Ordinary Shares on Nasdaq, we cannot assure you that a significant public market for the Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this Offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this Offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Share, including Ordinary Share issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Share and our ability to raise equity capital in the future.

Upon the closing of the Offering, we will have outstanding [*] Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [*] Ordinary Shares will be publicly held by investors participating in this Offering, and [*] Ordinary Shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in the Offering by the Company will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our Ordinary Shares outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Share or otherwise, which will equal approximately shares immediately after this Offering; or

●	the average weekly trading volume of the Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We have agreed, subject to certain exceptions, for a period of six (6) months from the closing of this Offering, not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

Furthermore, each of our directors, executive officers and 5% or more shareholders have agreed, subject to limited exceptions, not to sell, transfer or dispose of, directly or indirectly, any securities for a period of six months from the date of this prospectus. See “Underwriting.”

TAXATION

The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our r Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Ordinary Shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Based on our current and anticipated operations and the composition of our assets, we were not PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and the taxable year ended December 31, 2024. Depending on the amount of cash we raise in this Offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending December 31, 2025 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this Offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this Offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this Offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this Offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiary directly or indirectly holds any interests in any enterprises in Mainland China. As confirmed by Company’s PRC Counsel, China Commercial Law Firm, neither the Company, nor its subsidiary, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. All client accounts are opened and maintained in Hong Kong under our management, and all of our investment transactions and order executions are conducted in Hong Kong. We do not maintain any offices, conduct any sales or marketing activities, or operate in any form within Mainland China. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and our subsidiary does not directly or indirectly hold any interest in any enterprises in Mainland China. Our Operating Subsidiary is subject to taxation in Hong Kong and has duly and timely paid its profit tax in Hong Kong. Based on the above factors, in the opinion of our Hong Kong counsel, David Fong & Co., neither the Company, nor its subsidiary, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except those who hold interests in land in the Cayman Islands.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, all of our operations are conducted in Hong Kong, and substantially all of our assets are located, outside the United States in Hong Kong. All our directors, officers and senior management are located in Hong Kong, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have irrevocably appointed [*] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is [*].

Cayman Islands

Ogier (“Ogier”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Ogier has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Ogier has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Ogier has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Hong Kong

David Fong & Co., our counsel with respect to Hong Kong law, have advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

UNDERWRITING

We will enter into an underwriting agreement with Pacific Century Securities, LLC to act as the representative of the underwriters named below (the “Representative”). Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Ordinary Shares
Pacific Century Securities, LLC

Total

The underwriters are offering the shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below unless and until such time as it elects to exercise such option.

Over-Allotment Option

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this Offering, permits the underwriters to purchase a maximum of [*] Ordinary Shares (15% of the number of Ordinary Shares sold in this Offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase Ordinary Shares covered by the option at the public offering price per Ordinary Share that appears on the cover page of this prospectus, less the underwriting discount.

Underwriting Discounts and Expenses

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover page of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of US$[*] per Ordinary Share, assuming an initial public offering price of US$[*] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus. After this Offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the Representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is equal to 7.5% of the public offering price on each Ordinary Share being offered. This amount does not include the non-accountable expense allowance of 1% of the gross proceeds of this Offering, payable to the underwriters and any reimbursable accountable expenses.

The table below shows the initial public offering price per Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Ordinary Share	Total Without Over- Allotment Option	Total With Full Over- Allotment Option
Initial public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Assumed at an initial offering price per Ordinary Share of US$[*] which is set forth on the cover page of this prospectus. Represents an underwriting discount equal to 7.5% per Ordinary Share. The fees do not include the expense reimbursement provisions described below or the 1% non-accountable expense allowance.

We have agreed to reimburse the underwriters for all of their reasonable, out-of-pocket expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals) incurred by them up to an aggregate of $250,000. As of the date of this prospectus, we have paid an advance of $100,000 to the underwriters (the “Advance”), which will be applied against the out-of-pocket accountable expenses that will be reimbursed by us in connection with this Offering. Any portion of the Advance will be returned to us in the event it is not actually incurred in accordance with FINRA Rule 5110(g)(4).

We have also agreed to pay the Representative a non-accountable expense allowance in an amount equal to 1.0% of the gross proceeds of this Offering.

We estimate that expenses payable by us in connection with this Offering, other than the underwriting discounts referred to above and underwriter expense reimbursement, will be approximately US$[*].

Right of First Refusal

We have agreed to provide the Representative a right of first refusal (“ROFR”) for 12 months from the date of closing of this Offering, which ROFR will allow the Representative to provide investment banking services to us on an exclusive basis and on terms that are the same or more favorable to us as compared to terms offered by other underwriters/placement agents. For these purposes, the investment banking service includes, without limitation, (a) acting as leading manager for any underwritten public offering; and (b) acting as exclusive placement agent, initial purchaser in connection with any private offering of our securities. The ROFR is exercisable by the Representative in its sole discretion. In compliance with FINRA Rule 5110(g)(5)(B), the Representative’s ROFR will no longer be effective if we terminate the Representative’s engagement for “cause” (as defined in the engagement agreement between us and the Representative).

Lock-Up Agreements

Each of our officers, directors, and shareholders owning 5% or more of our securities, including warrants, options, convertible securities, and Ordinary Shares, have agreed, in favor of the underwriters, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise to transfer or dispose of, directly or indirectly, any securities, or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of six (6) months from the date of this prospectus without the prior written consent of the Representative.

Each of the Company and any successors of the Company will agree, for a period of six (6) months from the closing of this Offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

Pricing of the Offering

Prior to this Offering, there has been no public market for the Ordinary Shares of the Company. The initial public offering price will be determined by negotiations between us, and the underwriters. The principal factors to be considered in determining the initial public offering price include, but not limited to:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters, nor we can assure investors that an active trading market will develop for our Ordinary Shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[*].” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this Offering unless such Ordinary Shares will be so listed at completion of this Offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of the Public Offering Prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this Offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us, and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this Offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions, and Penalty Bids

In connection with the Offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying Ordinary Shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Ordinary Shares while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of Ordinary Shares in excess of the number of Ordinary Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that it may purchase in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. The underwriters may close out any covered short position by either exercising an over-allotment option and/or purchasing Ordinary Shares in the open market.

●	Syndicates covering transactions involve purchases of Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase through the over-allotment option. If the underwriters sell more Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the Offering.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of the Ordinary Shares. As a result, the price of the Ordinary Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Ordinary Shares. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Ordinary Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries and regions.

Canada.    The ordinary shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

British Virgin Islands.    This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the British Virgin Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to any member of the public in the British Virgin Islands.

Cayman Islands.    This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to any member of the public in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ordinary shares to the public in that Relevant Member State at any time,

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ordinary shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ordinary shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ordinary shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan. Ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Taiwan. The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

United Kingdom. An offer of the ordinary shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ordinary shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this Offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
The Nasdaq Capital Market Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Expenses
Printing Expenses
Miscellaneous Expenses
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in this Offering.

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Loeb & Loeb LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to Hong Kong law will be passed upon for us by David Fong & Co. Loeb & Loeb LLP may rely upon David Fong & Co., with respect to matters governed by Hong Kong law. The underwriters are being represented by Dorsey & Whitney LLP with respect to certain legal matters as to United States federal securities law.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2024 and 2023 as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of SRCO Professional Corporation Chartered Professional Accountants, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of SRCO Professional Corporation Chartered Professional Accountants is [*] .

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The SEC maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a website at https://www.kstonecapital.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Keystone Global Financial Group

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Keystone Global Financial Group and its subsidiary (collectively referred to as the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the United States Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SRCO Professional Corporation

We have served as the Group’s auditor since 2025.	CHARTERED PROFESSIONAL ACCOUNTANTS
Richmond Hill, Ontario, Canada	Authorized to practice public accounting by the
August 29, 2025	Chartered Professional Accountants of Ontario

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Consolidated Balance Sheets
As of December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	As of December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	538,741	665,079
Time deposits	303,982	—
Accounts receivable, net (Note 3)	522,787	321,317
Prepayments and other assets (Note 4)	17,760	39,470
Due from related parties (Note 9)	1,030,017	942,718
Due from shareholders (Note 9)	489,205	—
Income tax recoverable (Note 8)	—	40
Total current assets	2,902,492	1,968,624

Non-current assets:
Property, plant and equipment, net (Note 5)	2,196	14,754
Operating lease right-of-use assets, net (Note 6)	191,457	33,597
Prepayments and other assets (Note 4)	26,529	—
Deferred tax assets (Note 8)	9,685	7,778
TOTAL ASSETS	$3,132,359	$2,024,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating lease liabilities, current portion (Note 6)	82,137	33,021
Accrued expenses and other current liabilities (Note 7)	250,871	119,125
Due to a related party (Note 9)	3,197	—
Due to directors (Note 9)	150,752	218,997
Income tax payable (Note 8)	127,769	—
Total current liabilities	614,726	371,143

Non-current liabilities:
Operating lease liabilities, net of current portion (Note 6)	111,468	—
TOTAL LIABILITIES	726,194	371,143

SHAREHOLDERS’ EQUITY
Ordinary shares, 500,000,000 shares authorized, par value US$0.0001 each, 36,000 ordinary shares issued and outstanding as of December 31, 2024 and 2023 (Note 11)*	4	4
Additional paid-in capital	1,026,084	1,026,084
Retained earnings	1,370,485	630,486
Accumulated other comprehensive income (loss)	9,592	(2,964)
Total shareholders’ equity	2,406,165	1,653,610
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,132,359	$2,024,753

Commitments and contingencies (Note 13)
Subsequent Events (Note 15)
* Retrospectively restated for effect of share reorganization (Note 1)

See accompanying notes to consolidated financial statements.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”), unless otherwise stated)

	Years Ended December 31,
	2024	2023
Revenues	$2,146,888	$1,119,128

Operating expenses:
Compensation and benefits	(110,717)	(100,450)
Commission expense	(723,482)	(378,616)
Director’s emoluments - related party (Note 9)	(269,282)	(471,572)
Depreciation	(13,096)	(26,231)
Lease expenses	(61,397)	(80,789)
Other general and administrative expenses	(173,215)	(116,049)
Total operating expenses	(1,351,189)	(1,173,707)

Income (loss) from operations	795,699	(54,579)

Other income/(expense)
Other income, net	94,190	28,471
Other income, net - related party (Note 9)	39,524	39,238
Total other income/(expense), net	133,714	67,709

Income before income taxes	929,413	13,130

Income tax (expense) credit (Note 8)	(125,336)	3,476
Net income	$804,077	$16,606
Other comprehensive income
Foreign currency translation adjustment	12,556	(1,933)
Comprehensive income	$816,633	$14,673

Earnings per share – Basic and Diluted	$22.34	$0.46
Weighted average shares outstanding – Basic and Diluted	36,000	36,000

See accompanying notes to consolidated financial statements.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Consolidated Statements of Shareholders’ Equity
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”), unless otherwise stated)

	Ordinary Shares		Additional	Accumulated other
	No. of shares	Amount	paid-in- capital	comprehensive income	Retained earnings	Total
Balance as of January 1, 2023	36,000	$4	$1,026,084	$(1,031)	$613,880	$1,638,937
Net income	—	—	—	—	16,606	16,606
Foreign currency translation adjustment	—	—	—	(1,933)	—	(1,933)
Balance as of December 31, 2023	36,000	4	1,026,084	(2,964)	630,486	1,653,610
Net income	—	—	—	—	804,077	804,077
Foreign currency translation adjustment	—	—	—	12,556	—	12,556
Dividend paid	—	—	—	—	(64,078)	(64,078)
Balance as of December 31, 2024	36,000	$4	$1,026,084	$9,592	$1,370,485	$2,406,165

See accompanying notes to consolidated financial statements.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Years Ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	804,077	16,606
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,096	26,231
Deferred income taxes	(1,849)	(3,476)
Change in operating assets and liabilities:
Accounts receivable	(201,470)	(4,262)
Prepayments and other assets	(4,819)	(7,804)
Income tax recoverable	40	13,365
Accrued expenses and other current liabilities	131,746	3,775
Operating lease liabilities	3,623	(7,472)
Income tax payables	127,769	—
Net cash provided by operating activities	872,213	36,963

Cash flows from investing activities:
Purchase of property, plant and equipment	(513)	—
Advance to related companies	(87,299)	(200,351)
Advance to shareholders	(489,205)	—
Withdrawal of time deposits	—	467,440
Placement of time deposits	(302,608)	—
Net cash (used in) provided by investing activities	(879,625)	267,089

Cash flows from financing activities:
Dividend paid	(64,078)	—
(Repayment to) advance from directors	(68,245)	62,608
Advance from related companies	3,197	—
Net cash (used in) provided by financing activities	(129,126)	62,608

Foreign currency translation adjustment	10,200	154

Net change in cash and cash equivalents	(126,338)	366,814

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	665,079	298,265

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	538,741	665,079

See accompanying notes to consolidated financial statements.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

1. Organization and Business Description

Organization and Nature of Operations

Keystone Global Financial Group (“Keystone Global”) (collectively, the “Company”) was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on April 3, 2025. It is a holding company with no business operation.

After the group reorganization (the “Reorganization”) (see below), the Company conducts its primary operations through its wholly-owned subsidiary, Keystone Capital Limited (“Keystone Capital”), which is incorporated and domiciled in Hong Kong SAR. Keystone Capital is licensed with the Securities and Futures Commission of Hong Kong (the “SFC”) to carry out Type 1 (dealing in Securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offer asset management and advisory services to customers.

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Parent and subsidiary	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Keystone Global	April 3, 2025	Cayman Islands	Parent	Investment holding
Keystone Capital	December 3, 2015	Hong Kong	100%	Asset management

Reorganization and Share Issuance

The Company is an exempted company with limited liability incorporated under the law of the Cayman Islands on April 3, 2025. The authorized share capital of the Company is US$50,000, divided into 500,000,000 Ordinary Shares with a par value of US$0.0001. As of the date of incorporation of Keystone Global Financial Group, it was owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively.

On August 11, 2025, Keystone Global Financial Group acquired the entire issued share capital of the Operating Subsidiary from Keystone Holdings Worldwide Limited, a company incorporated in the BVI, which is owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively, at a consideration of US$1.00. Immediately before and after the aforesaid acquisition, the shareholdings in Keystone Global Financial Group and Keystone Holdings Worldwide Limited are identical.

Immediately subsequent to the acquisition, the Operating Subsidiary is a direct wholly-owned subsidiary of Keystone Group Financial Group.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Keystone Global and its subsidiary resulting from Reorganization has always been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of Keystone Global and its subsidiary has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The consolidated financial statements include the financial statements of Keystone Global and its wholly owned subsidiary. All intercompany transactions and balances among Keystone Global and its subsidiary have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision, the determination of the useful lives of property, plant and equipment, impairment of long-lived assets, right-of-use assets, net, operating lease liabilities, incremented borrowing rate for lease, valuation allowing for deferred tax asset, revenue recognition and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The consolidated financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency of Keystone Global and Keystone Capital. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	2024	2023
Year-end spot rate	$1 = HK$7.768	$1 = HK$7.811
Average rate	$1 = HK$7.803	$1 = HK$7.829

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, other assets, due from related parties, due from shareholders, operating lease liabilities, current portion, accrued expenses and other current liabilities and due to a related party, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.
Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts of the Company’s cash and cash equivalents, time deposits, accounts receivable, other assets, due from related parties, due from shareholders, operating lease liabilities, accrued expenses and other current liabilities and due to a related party approximated their fair values as of December 31, 2024 and 2023 due to their short-term nature.

Cash and cash equivalents and time deposits

Cash and cash equivalents consist of petty cash on hand, cash held in banks and time deposits in original maturities of three months or less, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in domestic banks of Hong Kong.

Time deposits represent time deposits placed with banks in Hong Kong in original maturities of three months or more. The time deposits carry fixed interest per annum for the years presented. As at December 31, 2024, the time deposits carried interests ranged from 4.00% to 4.28% with original maturities of 94 days.

Cash balances and time deposits in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance (Chapter 581 of the laws of Hong Kong). The maximum protection was up to HK$500,000 (approximately US$64,369) and has been raised to HK$800,000 (approximately US$102,991) from October 1, 2024 per depositor per Scheme member, including both principal and interest.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Accounts Receivable, net

Accounts receivable, net consist of balances receivable from financial institutions in the normal course of business and generally are settled within 30 days or less. The Company maintains an allowance for expected credit losses (“ECLs”) to provide for the estimated number of receivables that will not be collected. The Company applies a simplified approach in calculating ECLs. The Company provides an allowance for uncollectable accounts using an ECLs model which represents the estimate of ECLs over the lifetime of the asset. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The receivables are written off after all collection efforts have ceased. As of December 31, 2024 and 2023, no allowance for doubtful accounts was recognized, as management determined that expected credit losses were not material based on historical collection experience and other relevant factors.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of December 31, 2024 and 2023, there was nil allowance recorded as the Company considers all of the prepayments recoverable.

Property, plant and Equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture, Fixture & Equipment	5 years
Office Equipment	3 years
Computer	3.33 years
Leasehold improvements	Over the lease terms

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property, plant and equipment and right-of-use assets, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2024 and 2023.

Lease

The Company applies the provisions of ASC Topic 842, Leases which requires lessees to recognize lease assets and lease liabilities on the consolidated balance sheet. The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Right-of-use Assets

The Company’s right-of-use assets consist of leased assets recognized in accordance with ASC 842, Leases, which requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liability represents the Company’s obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statements of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. In cases where the lease does not provide an implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to customers.

Control of the good or service may be transferred over time or at a point in time. Control of the good or service is transferred over time if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates and enhances an asset that the customer controls as the Company performs; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

If the control of the good or service transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the relevant performance obligation. Otherwise, revenue is recognized at a point in time when customer obtains control of the distinct good or service.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of service to a customer.

Asset management and advisory services

Revenue from asset management and advisory services is primarily in connection with services as an investment manager or an advisor from funds or investments. The Company rendered asset management and advisory services to individual customers as a principal which are recorded over the period of service provided. The asset management and advisory services involve a series of distinct tasks that collectively meet the criteria for recognizing revenue over time. The Company provides discretionary accounts services to manage external customer funds placed at certain financial institutions (i.e. banks and securities firms). The Company develops tailored investment strategies for customers based on their individual risk tolerance and investment preferences. Through its discretionary account services, the Company helps customers invest in Hong Kong and U.S. equities, fixed income investments, structured products and other asset classes. Consequently, the services are considered substantially similar and result in the transfer of substantially similar benefits to the client. Based on this assessment, the Company concludes that the services provided satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

Instead of charging any clients directly, retrocession fee is charged by the Company to the clients by sharing of the net fee income generated and received by these banks and securities firms from the Company’s clients quarterly. The net fee income mainly includes custody fees, fund trailer fees, commission income from securities brokerage transactions of the clients, subscription fees and management fees from fund dealing transactions of the clients, and transaction spreads charged for executing bond trades on behalf of the clients. Under the external asset management agreements with these banks and securities firms, the Company is entitled to receive between 25% and 65% of the net fee income generated and received by these banks and securities firms from the Company’s clients after deducting any commission, fees or charges that these banks and securities firms may have to pay to any third party. Based on the output methods, the Company recognizes revenues from asset management and advisory services on a quarterly basis when it satisfies its performance obligations throughout the contract terms. The Company acts as a principal to provide these investment and advisory services to individual customers and manage external customer funds placed at certain banks and securities firms. The Company charges customers retrocession fee with a transaction price at fixed amount or fixed percentage of transactions invested and asset value under management in accordance with the agreement. The amount of retrocession fee charged to customers is determined by sharing of the net fee income generated and received by these banks and securities firms from the Company’s clients, which is based on i) sales and purchase of investment products and services; and ii) funds under custody charged by banks and securities firms, which is collected by banks and securities firms and paid to the Company quarterly. There is variable consideration in the transaction price if the fee is charged at a fixed percentage of asset values of the funds under custody (i.e. retrocession income from funds under custody), which is chargeable to clients by the banks and securities firms with range from 0.1 to 0.2% and is shared from banks and securities firms according to the external asset management agreements. The Company estimates this variable consideration in the transaction price based on the quarter or semi-annual average asset value under management of the clients at a fixed percentage. The fee is due and paid within the specified terms of payment.

Commission income

The Company derives commission income from the introduction of customers to other financial institutions. The Company enters into distinct agreements with these financial institutions in relation to the introduction and referral services rendered. Under this referral agreements, the performance obligation is that the Company introduces the referred parties to the financial institutions and the referred parties execute a transaction with the financial institutions. The Company shall be entitled a commission income based on a fixed percentage point on the amount of transactions executed between the referred parties and the financial institutions to whom the referred parties are referred. The Company’s performance obligation is completed at the point when the referred parties execute a transaction with these parties.

The Company is not subject to any minimum referral numbers, any committed targets or any other obligations once the referral is made. No claw back or adjustments to the income are allowed under these agreements. Revenue from referral services is recognized at a point in time when the transaction and the performance is completed.

Revenue disaggregated by nature of revenue for the years ended December 31, 2024 and 2023 is disclosed in the table below:

	2024	2023

Retrocession income from sales and purchase of investment products and services	$1,755,055	$919,158
Retrocession income from funds under custody	141,801	127,406
Commission income from referral services	250,032	72,564
	$2,146,888	$1,119,128

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Revenue disaggregated by timing of revenue recognition for the years ended December 31, 2024 and 2023 is disclosed in the table below:

	2024	2023

Revenue – Over time	$1,896,856	$1,046,564
Revenue – At a point in time	250,032	72,564
	$2,146,888	$1,119,128

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Government grants

Government grants are not recognized until there is a reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received.

Government grants are recognized in the consolidated statements of operations and comprehensive income on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.

Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which they become receivable. Such grants are presented under other income.

During the years ended December 31, 2024 and 2023, the Company recognized government grants of approximately US$59,809 and US$nil, respectively, in other income. This amount relates to a grant received under the Hong Kong government’s Grant Scheme for Open-ended Fund Companies and Real Estate Investment Trusts (the “Grant Scheme”), which subsidizes up to 70% of eligible establishment costs, capped at HK$500,000 per private fund.

The grant is subject to certain conditions, including a potential clawback if the Company is terminated within two years of incorporation. Management evaluated this condition and determined that the risk of clawback is remote as of the reporting date.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment.

The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were US$8,766 and US$8,882 for the years ended December 31, 2024 and 2023, respectively.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company believes there were no uncertain tax positions at December 31, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2024 and 2023, there were no dilutive shares.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company translating its consolidated financial statements from functional currency into reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

As of December 31, 2024 and 2023, the Company had no outstanding lawsuits nor claims.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Financial Instruments Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits, accounts receivable and other assets. The Company believes that there is no significant credit risk associated with cash and cash equivalents and time deposits, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiary are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,991) and HK$500,000 (approximately US$64,013) as at December 31, 2024 and 2023, respectively, if the bank with which an individual/a company hold its eligible fails. As of December 31, 2024, and 2023, cash and cash equivalents and time deposits balance of US$840,436 and US$662,872 respectively were at financial institutions in Hong Kong and approximately US$634,454 and US$598,859 were not covered by the Hong Kong Deposit Protection Board. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, time deposits and accounts receivable. The Company’s credit risk with respect to cash and cash equivalents and time deposits is discussed under “Cash and cash equivalents and time deposits” in this section.

For the year ended December 31, 2024, three financial institutions partners accounted for 32.6%, 24.0% and 15.3% of the Company’s total revenues. For the year ended December 31, 2023, three financial institutions partners accounted for 36.1%, 20.5% and 18.1% of the Company’s total revenues.

As of December 31, 2024, 3 accounts receivable accounted for 50.6%, 16.2% and 15.4%, respectively, of the Company’s total accounts receivable. As of December 31, 2023, 5 accounts receivable accounted for 40.1%, 15.8%, 11.8%, 11.3% and 10.0%, respectively, of the Company’s total accounts receivable.

Interest rate risk

The Company is exposed to interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit and bank balances, which was considered minimal as the bank balances are only in current accounts and saving accounts.

The Company currently does not have any hedging policy in relation to interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Recently Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses.

The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s unaudited interim condensed consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We have evaluated the effect of this guidance and determined the impact to be insignificant.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following at December 31:

	2024	2023
Accounts receivable	$522,787	$321,317
Less: allowance for credit losses	—	—
Accounts receivable, net	$522,787	$321,317

As of December 31, 2024 and 2023, no receivables are past due or delinquent based on the repayment history of the debtors.

4. Prepayments and Other Assets

Prepayments and other assets consisted of the following at December 31:

	2024	2023
Prepayments	$17,103	$7,975
Rental and utility deposits	27,186	31,495
	$44,289	$39,470
Less: amount classified as non-current assets	(26,529)	—
Amount classified as current assets	$17,760	$39,470

5. Property, Plant and Equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of December 31:

	2024	2023
Furniture, Fixture & Equipment	$5,686	$5,655
Office Equipment	22,036	21,401
Computer	6,085	6,052
Leasehold improvements	70,042	69,655
Less: accumulated depreciation	(101,653)	(88,009)
Property, plant and equipment, net	$2,196	$14,754

Depreciation expenses of property, plant and equipment totalled US$13,096 and US$26,231 for the years ended December 31, 2024 and 2023, respectively.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

6. Leases

Operating leases as lessee

As of December 31, 2024 and 2023, the Company had property operating leases recorded on its consolidated balance sheets. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows operating lease right-of-use assets, net and operating lease liabilities, and the associated consolidated financial statement line items as of December 31:

	2024	2023
Operating lease right-of-use assets
Beginning balance at December 31	$33,597	$112,584
New leases	215,286	—
Amortization	(58,325)	(78,668)
Exchange difference	899	(319)
Ending balance at December 31	$191,457	$33,597

	2024	2023
Operating lease liabilities
Beginning balance at December 31	$33,021	$119,161
New leases	215,286	—
Repayment and interest accretion	(55,609)	(85,796)
Exchange difference	907	(344)
Ending balance at December 31	$193,605	$33,021

Operating lease liabilities, current portion	$82,137	$33,021
Operating lease liabilities, net of current portion	$111,468	$—

Weighted average remaining lease term (in years)	2.37	0.37
Weighted average discount rate (%)	4.35%	2.93%

The operating lease expense was US$61,397 and US$80,789 for the years ended December 31, 2024 and 2023, respectively, and included in the operating expenses.

Maturities of lease liabilities were as follows:

For the year ending December 31,
2025	$88,613
2026	81,229
2027	33,476
Total lease payments	$203,318
Less: imputed interest	(9,713)
Operating lease obligation, net	$193,605

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

7. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2024	2023
Commission payables to employees	$248,914	$113,505
Accruals for operating expenses	1,957	5,620
Total	$250,871	$119,125

8. Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to US$257,476 (HK$2,000,000), and 16.5% on any part of assessable profits over US$257,476 (HK$2,000,000).

The components of the income tax expense are as follows:

	Year Ended December 31,
	2024	2023
Current
Hong Kong	$127,185	$—
Deferred
Hong Kong	(1,849)	(3,476)
Provision for income taxes	$125,336	(3,476)

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

8. Income Taxes (cont.)

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	2024	2023
Profit before income taxes	$929,413	$13,130
Hong Kong Profits Tax rate	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	153,353	2,166
Reconciling items:
Tax effect of income that is not taxable*	(4,300)	(4,526)
Utilization of deductible temporary differences previously not recognized	(684)	(880)
Statutory tax deduction#	(384)	(118)
Effect of two-tier tax rate	(21,146)	(118)
Others	(1,503)	—
Income tax expense (credit)	$125,336	$(3,476)

*	Income that is not taxable mainly consisted of the bank interest income, which is non-taxable under Hong Kong income tax law.
#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$1,500 (approximately US$192) and HK$3,000 (approximately US$383) for each business during the years ended December 31, 2024 and 2023, respectively.

The Company measures deferred tax assets and liabilities based on the difference between carrying amount of assets and liabilities and their respective tax bases at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows as of December 31:

	As of December 31,
	2024	2023
Deferred tax assets:
Property, plant and equipment, net	$9,685	$7,778
Less: valuation allowance	—	—
Deferred tax assets, net	$9,685	$7,778

Income tax recoverable (payable) consist of the following as of December 31:

	2024	2023
Income tax recoverable (payable)	$(127,769)	$40

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2024 and 2023. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

9. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Ying King, LAU, a shareholder of the Company.

(b)	Wing Leung, SIU, a shareholder of the Company.

(c)	Keystone Holdings Worldwide Limited, controlled by Wing Leung, SIU, a shareholder of the Company and Ying King, LAU, a shareholder of the Company

(d)	Keystone Capital (Singapore) Pte Ltd, controlled by Ying King, LAU, a shareholder of the Company

(e)	Keystone Finance Limited, controlled by Ying King, LAU, a shareholder of the Company

(f)	Tak Chiu, CHAN, a director of the Company

(g)	Wing Kin, SIU, a director of the Company

a. Due from shareholders

As of December 31, 2024 and 2023, the balances of due from shareholders were as follows:

	2024	2023
Due from shareholders
Ying King, LAU (a) (1)	$437,710	$—
Wing Leung, SIU (b) (1)	51,495	—
	$489,205	$—

(1)	The balances represented the advances to shareholders. The amounts were unsecured, interest-free and repayable on demand. Subsequent to the year end, the entire amount has been fully settled.

b. Due from related parties

As of December 31, 2024 and 2023, the balances of due from related parties were as follows:

	2024	2023
Due from related parties
Keystone Holdings Worldwide Limited (c) (1)	$985,901	$896,424
Keystone Capital (Singapore) Pte Ltd (d) (1)	44,116	43,093
Keystone Finance Limited (e) (1)	—	3,201
	$1,030,017	$942,718

(1)	The balances represented the advances to related parties. The amounts were unsecured, interest-free and repayable on demand. Subsequent to the year end, the entire amount has been fully settled.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

9. Related Party Balance and Transactions (cont.)

c. Due to a related party

As of December 31, 2024 and 2023, the balances of due to a related company were as follows:

	2024	2023
Due to a related party
Keystone Finance Limited (e) (1)	$3,197	$—

(1)	The balances represented the advances from a related party. The amounts were unsecured, interest-free and repayable on demand.

d. Due to directors

As of December 31, 2024 and 2023, the balances of due to directors were as follows:

	2024	2023
Due to directors
Tak Chiu, CHAN (f) (1)	$135,607	$193,979
Wing Kin, SIU (g) (1)	15,145	25,018
	$150,752	$218,997

(1)	The balances represented the directors’ emoluments payable to directors. The amounts were unsecured, interest-free and repayable on demand.

e. Transactions with a related company

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	2024	2023
Subletting income from Keystone Finance Limited (1)	$38,447	$38,318
Loan interest income from Keystone Finance Limited (2)	1,077	920
Director’s emoluments to Tak Chiu, CHAN (3)	(161,947)	(355,174)
Director’s emoluments to Wing Kin, SIU (3)	(107,335)	(116,398)

(1)	The transactions represented the income received from subletting part of its principal office to Keystone Finance Limited. The subletting contract is renewed annually.

(2)	The transactions represented the interest income received from short-term loan provided to Keystone Finance Limited.

(3)	The remuneration shown above reflects payments for services rendered as senior management of our operating subsidiary, and not compensation paid for service on the board of directors of Keystone Global Financial Group.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

10. Regulatory Requirement

The following table illustrates the minimum regulatory capital as established by the SFC that the Company is required to maintain as of December 31, 2024 and December 31, 2023 and the actual amounts of capital based on its liquid assets minus its liquid liabilities that were maintained:

	As at December 31, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
Keystone Capital Limited	$386,215	$775,715	$389,500	201%

	As at December 31, 2023
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
Keystone Capital Limited	$384,079	$603,919	$219,840	157%

11. Shareholders’ Equity

Ordinary shares

The Company is an exempted company with limited liability incorporated under the law of the Cayman Islands on April 3, 2025. The authorized share capital of the Company is US$50,000, divided into 500,000,000 Ordinary Shares with a par value of US$0.0001. As of the date of incorporation of Keystone Global Financial Group, it was owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Our Amended and Restated Memorandum and Articles of Association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of our Company lawfully available therefor. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account. Under the laws of the Cayman Islands, our Company may pay a dividend if the board of directors are satisfied, on reasonable grounds that, immediately after the distribution, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Amended and Restated Memorandum and Articles of Association. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to a vote at general meetings of our company. At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by the holders of a majority of in excess of fifty percent of the votes of those members entitled to vote and voting on the resolution, unless a poll is demanded. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have the corresponding vote(s) for the shares that such shareholder holds.

Cash dividend

On June 24, 2024, Keystone Capital declared and paid an interim dividend of HK$500,000 (equivalent to US$64,078) to the sole shareholder of the Company.

KEYSTONE GLOBAL FINANCIAL GROUP AND ITS SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

12. Employee Benefit Plans

HK SAR

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Group has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis. Total expenses for the plan were US$8,766 and US$8,882 for the years ended December 31, 2024 and 2023, respectively.

13. Commitments and Contingencies

Commitments

As at December 31, 2024 and 2023, the Company did not have any significant capital and other commitments.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

14. Segment Reporting

For the years ended December 31, 2024 and 2023 and as of December 31, 2024, the Company operated in Hong Kong, through its subsidiary, which primarily engaged in the provision of asset management and advisory services.

Management determined that the Company functions as a single operating segment and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Company as a whole.

15. Subsequent Events

The Company has assessed all events from December 31, 2024, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are no other material subsequent events that require recognition or disclosure in these consolidated financial statements.

[   ] Ordinary Shares

Keystone Global Financial Group

___________________

PROSPECTUS

___________________

                    , 2025

Until and including           , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers)

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning our or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

As of the date of the incorporation of Keystone Global Financial Group, it was initially owned as to one (1) Ordinary Share held by Ogier Global Subscriber (Cayman) Limited. On May 13, 2025, Ogier Global Subscriber (Cayman) Limited transferred one (1) Ordinary Share to Shui Yuet, LAM for consideration of US$0.0001. That same day, Keystone Global Financial Group issued 720, 7,200, 11,789, 900, 11,790, 900, 900 and 1,800 Ordinary Shares to each of Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP, respectively, at a consideration of US$0.072, US$0.72, US$1.1789, US$0.09, US$1.179, US$0.09, US$0.09 and US$0.18, respectively, with reference to the nominal value of such Ordinary Shares. Immediately after the aforesaid transfer and issuance, Keystone Global Financial Group was owned as to 720, 7,200, 11,790, 900, 11,790, 900, 900 and 1,800 Ordinary Shares, respectively, by Ying King, LAU, Wing Leung, SIU, Shui Yuet, LAM, Chun Heung, LAU, Tak Chiu, CHAN, Kit Ying Kitty, KWONG, Cheuk Ning LEW and Nga Sze IP.

[On [*], the Company resolved and approved subdividing the shares at a ratio of 1-for-[*] Ordinary Shares.]

Item 8. Exhibits and Financial Statement Schedules

(a)  Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association
5.1**	Opinion of Ogier regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1**	Opinion of David Fong & Co., Solicitors regarding certain Hong Kong tax matters (included in Exhibit 99.1)
8.2**	Opinion of Ogier as to Cayman Islands tax matters (included in Exhibit 5.1)
10.1**	Form of Broker Agreement
10.2**	Form of External Asset Management Agreement
10.3*	Form of Financial Services Agreement between Keystone Capital Limited and a financial products B2B wholesale fintech platform provider
10.4**	Form of Referral Agreement between Keystone Capital Limited and financial institutions
10.5**	Investment Management Agreement between Keystone Capital Limited and Keystone Multi Strategy OFC
10.6**	Employment Agreement between the Registrant and Mr. Tak Chiu, CHAN, Registrant’s director and Chief Executive Officer and Chair of the Board, dated [*] 2025
10.7**	Employment Agreement between the Registrant and Mr. Wing Kin, SIU, Registrant’s director and Chief Financial Officer, dated [*] 2025
10.8**	Employment Agreement between Keystone Capital Limited, Registrant’s Operating Subsidiary, and Mr. Tak Chiu, CHAN, dated [*]
10.9**	Employment Agreement between Keystone Capital Limited, Registrant’s Operating Subsidiary, and Mr. Wing Kin, SIU, dated [*]
10.10**	Tenancy Agreement of 1902-3A, 19/F, FWD Financial Centre, 308-320 Des Voeux Raod Central, Sheung Wan, Hong Kong, dated March 4, 2025
10.11**	Form of Independent Director Offer Letter
14.1**	Code of Business Conduct and Ethics
14.2**	Executive Compensation Recovery Policy
14.3**	Insider Trading Policy
21.1**	List of Subsidiaries
23.1**	Consent of SRCO Professional Corporation Chartered Professional Accountants
23.2**	Consent of Ogier (included in Exhibit 5.1)
23.3**	Consent of David Fong & Co., Hong Kong counsel to the Registrant (included in Exhibit 99.1)
23.4**	Consent of China Research and Intelligence Co., Ltd.
99.1**	Opinion of David Fong & Co., Hong Kong counsel to the Registrant, regarding certain Hong Kong legal and tax matters
99.2**	Audit Committee Charter
99.3**	Compensation Committee Charter
99.4**	Nominating Committee Charter
99.5**	Consent of [*], Independent Director Nominee
99.6**	Consent of [*], Independent Director Nominee
99.7**	Consent of [*], Independent Director Nominee
107**	Filing Fee Table

*	Filed herein

**	To be filed via amendment

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on August 29, 2025.

Keystone Global Financial Group

By:
Tak Chiu, CHAN
Chief Executive Officer and the Chair of the Board,
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chief Executive Officer and the Chair of the Board	August 29, 2025
Tak Chiu, CHAN	(Principal Executive Officer)

	Chief Financial Officer and Director	August 29, 2025
Wing Kin, SIU	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized agent in the United States of America, has signed this registration statement thereto in New York, NY on August 29, 2025.

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By:
Name:
Title: